Exhibit 96.1

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
In accordance with the requirements of SEC Regulation S-K (subpart 1300)

EFFECTIVE DATE: DECEMBER 31, 2021
REPORT DATE: FEBRUARY 18, 2022

PEABODY ENERGY CORPORATION
701 Market Street, Saint Louis, Missouri 63101

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TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
SIGNATURE PAGE
Title: Technical Report Summary - North Antelope Rochelle Mine, SK-1300
Peabody Energy Corporation (BTU)
Effective Date of Report:
December 31, 2021
Project Location:
The North Antelope Rochelle Mine (NARM) is a surface coal mine and is located ten miles east of Wyoming Highway 59, approximately halfway between Gillette and Douglas, Wyoming in the U.S. Peabody Powder River Mining, LLC is the operator for the North Antelope Rochelle Mine which is a subsidiary of Peabody Energy Corporation. NARM is situated in the Gillette Coal Field on the east flank of the Powder River Basin.
Qualified Person(s):

Peabody Energy Corporation

/s/ Karen Lohkamp___________________________
Geology (Prepared Sections:1,2,3,4,5,6,7,8,9,10,11,21,22,23,24,25)

/s/ Clayton Kyle___________________________
Mining Engineering (Prepared Sections: 1,2,3,4,5,12,13,14,15,16, 17,18,19,20,21,22,23,24,25)

Signature Date:
February 18, 2022

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TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
TABLE OF CONTENTS

1. EXECUTIVE SUMMARY	1
1.1. Disclaimer	1
1.2. Property Description	1
1.3. Geology and Mineralization	1
1.4. Exploration	2
1.5. Development and Operations	2
1.6. Coal Resource and Reserve Estimates	2
1.7. Economic Analysis	3
1.8. Conclusion	3
1.9. Recommendations	3
1.9.1. Geology and Resources	3
1.9.2. Mining, Processing, and Reserves	3
1.9.3. Environmental, Permitting, and Social Considerations	3
1.9.4. Economic Analysis	4
2. INTRODUCTION	5
2.1. Introduction	5
2.2. Terms of Reference	5
2.3. Sources of Information and References	6
2.4. Involvement of Qualified Persons	6
3. PROPERTY DESCRIPTION	7
3.1. Location	7
3.2. Property Rights	8
3.3. Comments from Qualified Person(s)	10
4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES	11
4.1. Physiography	11
4.2. Access	11
4.3. Climate	12
4.4. Available Infrastructure, Water, Electricity, and Personnel	13
4.5. Comments from Qualified Person(s)	13
5. HISTORY	14
5.1. Prior Ownership	14
5.2. Exploration, Development, and Production History	14
6. GEOLOGICAL AND HYDROLOGICAL SETTING, MINERALIZATION, AND DEPOSIT	15
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TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

6.1. Geological Setting	15
6.1.1. Regional Geology	15
6.1.2. Local Geology	18
6.2. Hydrology Setting	20
6.2.1. Regional Hydrology	20
6.2.2. Local Hydrology	22
6.3. Mineralization and Deposit Type	23
6.4. Comments from Qualified Person(s)	23
7. EXPLORATION	24
7.1. Coordinate System	24
7.2. Geological Structure Mapping and Quality Sampling	24
7.3. Drilling	24
7.3.1. Recovery	26
7.4. Geotechnical Data	27
7.5. Hydrogeology	27
7.6. Comments from Qualified Person(s)	28
8. SAMPLE PREPARATION, ANALYSES, AND SECURITY	29
8.1. Sampling Method	29
8.1.1. Sampling for Coal Quality	29
8.1.2. Sampling from Production	29
8.1.3. Sampling for Rock Mechanics	29
8.2. Laboratory Analyses	30
8.2.1. Coal Quality Analysis	30
8.2.2. Rock Mechanics Test	31
8.2.3. Overburden Material Test	32
8.2.4. Density Determination	32
8.2.5. Analytical Laboratories	32
8.3. Sample Security	32
8.4. Comments from Qualified Person(s)	32
9. DATA VERIFICATION	33
9.1. Data Verification Procedures	33
9.2. Limitations	33
9.3. Comments from Qualified Person(s)	33
10. COAL PROCESSING AND METALLURGICAL TESTING	34
10.1. Coal Processing and Analytical Procedures	34
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TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

10.2. Analytical Laboratories	34
10.3. Recovery Estimates	34
10.4. Comments from Qualified Person(s)	34
11. COAL RESOURCE ESTIMATES	35
11.1. Introduction	35
11.2. Geologic Model and Interpretation	35
11.3. Resource Classification	36
11.4. Coal Resource Estimates	40
11.5. Coal Resource Statement	40
11.6. Comments from Qualified Person(s)	40
12. COAL RESERVE ESTIMATES	41
12.1. Introduction	41
12.2. Coal Reserve Estimates	41
12.2.1. Reserve Classification	41
12.2.2. Mining Loss and Dilution	41
12.2.3. Coal Product Quality	41
12.2.4. Reporting	42
12.3. Coal Reserves Statement	42
12.4. Comments from Qualified Person(s)	44
13. MINING METHODS	46
13.1. Introduction	46
13.2. Mine Design	46
13.2.1. Geotechnical Considerations	46
13.2.2. Hydrological Considerations	47
13.3. Mine Plan	48
13.3.1. Mining Process	48
13.3.2. Production Schedule	49
13.4. Mining Equipment and Personnel	54
14. PROCESSING AND RECOVERY METHODS	56
14.1. Introduction	56
14.2. Process Selection and Design	56
14.3. Coal Handling and Processing Plant	56
14.4. Plant Yield	56
14.5. Energy, Water, Process Material, Personnel Requirements	57
15. INFRASTRUCTURE	60
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TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

16. MARKET STUDIES AND MATERIAL CONTRACTS	63
16.1. Introduction	63
16.2. Product and Market	63
16.3. Market Outlook	63
16.4. Material Contracts	63
17. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	65
17.1. Environment Studies	65
17.2. Permitting	65
17.3. Social and Community Impact	66
17.4. Mine Reclamation and Closure	67
17.5. Comments from Qualified Person(s)	68
18. CAPITAL AND OPERATING COSTS	69
18.1. Introduction	69
18.2. Operating Costs	69
18.3. Capital Expenditures	70
19. ECONOMIC ANALYSIS	71
19.1. Macro Economic Assumptions	71
19.2. Cash Flow Model	71
19.3. Sensitivity Analysis	73
20. ADJACENT PROPERTIES	74
21. OTHER RELEVANT DATA AND INFORMATION	75
22. INTERPRETATION AND CONCLUSIONS	76
22.1. Geology and Resources	76
22.2. Mining and Reserves	76
22.3. Environmental, Permitting and Social Considerations	76
22.4. Economic Analysis	76
23. RECOMMENDATIONS	77
23.1. Geology and Resources	77
23.2. Mining, Processing and Reserves	77
23.3. Environmental, Permitting and Social Considerations	77
23.4. Economic Analysis	77
24. REFERENCES	78
25. RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	79

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TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
TABLES

Table 1-1. Coal Reserves	3
Table 2-1. List of Units and Abbreviations	5
Table 3-1. Mine Facility and Mine Area Coordinates (Wyoming East State Plane NAD 27, WYE)	7
Table 3-2. Legal Description for Coal Control	8
Table 3-3. Coal Leases	9
Table 4-1. Monthly Temperature (Source: US Climate Data)	13
Table 4-2. Monthly Precipitation (source: US Climate Data)	13
Table 5-1. Historic Coal Production (Source: MSHA or Peabody)	14
Table 7-1. Summary of Drill Hole Types within Coal Controlled Area	25
Table 7-2. Summary of Drill Holes by Depth and Thickness within Coal Controlled Area	26
Table 7-3. Summary of Average Rock Properties	27
Table 8-1. Summary of Short Proximate Analysis	30
Table 8-2. Summary of Mineral Ash Analysis on Composited Seam	30
Table 8-3. Summary of Trace Element Analysis on Composited Seam	31
Table 11-1. Interpretation Method	36
Table 11-2. Resource Classification Radii in feet from DHSA	37
Table 11-3. Degree of Uncertainty	38
Table 11-4. Coal Reserves Table	40
Table 12-1. Quality Adjustment Factors	42
Table 12-2. Coal Reserves Statement	43
Table 13-1. LOM Production Projection	50
Table 13-2. Major Mining Equipment	55
Table 16-1. Product Types and Qualities	63
Table 16-2. Material and Service Contracts	64
Table 17-1. Permit List	66
Table 17-2. Discounted Asset Retirement Obligation Estimates	68
Table 18-1. LOM Operating Cost Projection (in millions of US$ as nominal value)	69
Table 18-2. Capital Expenditure Projection (in millions of US$ as nominal value)	70
Table 19-1. Sales Price Assumption	71
Table 19-2. Inflation Assumptions	71
Table 19-3. Cash Flow Analysis (in millions of US$ as nominal value)	72
Table 19-4. Sensitivity Analysis (in millions of US$ as nominal value)	73

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TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
FIGURES

Figure 1-1. General Location Map	1
Figure 3-1. General Location	7
Figure 3-2. Coal Control Property Map	10
Figure 4-1. Access Map	12
Figure 6-1. Geologic Stratigraphic Column	16
Figure 6-2. Regional Geologic Map	17
Figure 6-3. Northwest-Southeast Geologic Cross-Section	19
Figure 6-4. West-East Geologic Cross-Section	19
Figure 6-5. North-South Geologic Cross-Section	20
Figure 7-1. Exploration Drill Hole Location Map	26
Figure 11-1. Quality Benching Scheme	35
Figure 11-2. Resource Classification Polygons	39
Figure 12-1. Reserve Boundaries (by Pit areas)	44
Figure 13-1. Typical Pit Dimension	47
Figure 13-2. Mining Methods	49
Figure 13-3. LOM Mining Sequence	51
Figure 13-4. West Pits LOM Mining Sequence	52
Figure 13-5. North Pits LOM Mining Sequence	53
Figure 13-6. East Pits LOM Mining Sequence	53
Figure 13-7. NARM North Pits LOM Mining Sequence	54
Figure 14-1. Processing Circuits 1-4	58
Figure 14-2. Processing Circuit 5	59
Figure 15-1. Train Loadout and Rail	62

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TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
1.    EXECUTIVE SUMMARY
1.1.    Disclaimer
This Technical Report Summary for the North Antelope Rochelle Mine (NARM) has been prepared by a team of qualified persons (QP) and engineers on staff at Peabody Energy. The purpose of this statement is to provide a summary of technical studies which support the coal reserves in accordance with SK-1300. All information within this report has been prepared based on present knowledge and assumptions.
1.2.    Property Description
NARM is an open cut, or surface coal mining operation located ten miles east of Wyoming Highway 59, approximately halfway between Gillette and Douglas, Wyoming in Campbell and Converse counties in the U.S. The general location of NARM is shown in Figure 1-1. The coal control is comprised of Federal and State leases. The existing surface control has been established to support future operations.
Figure 1-1. General Location Map
1.3.    Geology and Mineralization
The North Antelope Rochelle Mine is situated on the east flank of the Powder River Basin, which is a large structural and sedimentary basin of northeastern Wyoming and southeastern Montana.
The Wasatch Formation and local Quaternary age deposits comprise all of the overburden strata at the mine site. The Wasatch consists of alternating, lenticular deposits of sandstones, siltstones, claystones, coal, and carbonaceous shales. The coal mined at NARM is the Wyodak-Anderson Seam, which is in the uppermost section of the Paleocene Fort Union Formation.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
The inclination of the beds is gentle with a dip of less than three degrees toward the west. However, because of the undulating character of the coal beds, there are localized dips are toward the east. Many of the coal beds in the Fort Union and Wasatch formations have been burned or oxidized along their outcrops producing clinker beds (locally referred to as scoria). Clinker is comprised of the baked and thermally altered shales and sandstones above the burned coal seam.
The mine is physiographically part of the unglaciated Missouri Plateau section of the Great Plains Province. This part of the Great Plains Province is characterized by broad plateaus, which are dissected by incised stream valleys. In the western portion, the plateaus merge with the Powder River Basin and other broad regional downfolds, which are separated by major mountainous uplifts.
The landscape of the Powder River Basin consists of broad plains, low hills, and tablelands. Incised stream valleys create most of the topographic relief. Generally, the topography changes from open hills with 500 to 1000 feet of relief in the northern part of the basin to plains and tablelands with 300 to 500 feet of relief in the southern part. The Powder River Basin is bounded by the Platte River drainage basin to the south, the Yellowstone River in Montana to the north, the Big Horn Mountains on the west, and the Black Hills on the east.
1.4.    Exploration
Exploration within the area began in the late 1960s. Since that time a substantial geological data has been collected. This data resides within a proprietary database system called GeoCORE. As of 12/31/2021, there are 4,778 total drill holes within the coal leased area. This includes exploration holes and oil and gas wells.
Exploration drilling programs within the leased area are completed yearly. The number of holes drilled annually varies and is dependent upon mine plan changes, structural/quality variability, and existing drill hole spacing. Over the prior five years, there have been 15 to 45 cores drilled annually averaging 25 cores per year.
Coal quality is analyzed for the cored coal samples. Testing includes short proximate (Total Moisture, Ash, Sulfur, and BTU) and mineral analysis of ash on a raw basis. These tests are completed at the onsite commercial laboratory, which is accredited by the American Society for Testing and Materials (ASTM). Composite samples are analyzed for trace elements and extended analysis, including ash fusion temperatures, sulfur forms, ultimate analysis, and water-soluble alkalis.
1.5.    Development and Operations
NARM has been in open-cut operation since 1983. The Wyodak-Anderson seam is the only coal seam to be extracted at the operation. At any one time, multiple pits can be active for quality blending capabilities. Overburden is removed by dragline, truck/shovel, dozer and cast/blast methods. Coal removal is performed by truck/shovel fleets and shipped as Run-of-Mine (ROM) thermal products for power generation.
1.6.    Coal Resource and Reserve Estimates
The classification of coal resources and the role it plays in coal reserve estimation is discussed in Section 11. NARM does not report any coal resources exclusive of the coal reserves. The estimated proven and probable coal reserves are 1,484 Mt as shown in Table 1-1.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Table 1-1. Coal Reserves

Reserves (in million tons)
Measured	Indicated	Total
1,378	106	1,484

1.7.    Economic Analysis
The coal reserve estimates are supported by a Life of Mine (LOM) plan. Within the 26 years of LOM, the operation is projected to produce an average of 57 million tons of product annually with an average annual total cost of $892 million and a capital expenditure of $34 million. The LOM plan will produce an average of $18 million in annual cash flow and $285 million Net Present Value (NPV).
1.8.    Conclusion
NARM has a long operating history with all required permits, infrastructures, and major equipment in place. There is a significant amount of historic exploration and survey data for coal reserve estimates. This data has been determined by the Qualified Persons to be adequate in quantity and reliability to support the coal reserve estimates within this Technical Report Summary. All required properties including surface and coal have been obtained to support the operation. The coal reserve estimates and supporting Life of Mine (LOM) plan conclude that there are 1,484 million tons of coal reserves at NARM. The reserves are economically mineable based on the historical mining, production projections, historical and projected coal sales prices, historical and projected operating costs and capital expenditure projections in the LOM Plan.
1.9.    Recommendations
1.9.1.    Geology and Resources
The routine exploration work will continue to provide further geological confidence. This, along with ongoing pit surveys and sampling programs, will provide adequate support to the operation for the short-term and mid-term planning, production, and coal quality blending purposes.
1.9.2.    Mining, Processing, and Reserves
Coal bed methane (CBM) and/or conventional oil & gas may be produced in the area. All historic disputes have been settled, and it is recommended to continue to monitor and assess CBM and Oil & Gas activities within the area. The mine plan and reserve estimates should be re-evaluated for any material changes.
To improve stability in advance of mining, dewatering has been done to limit the amount of groundwater in the overburden, coal, and the Fort Union Formation below the coal in the vicinity of Porcupine Creek and Bobcat pit. It is recommended to continue these programs and assess other mitigation procedures, such as blasting pit floor and varying high wall/spoil slopes.
1.9.3.    Environmental, Permitting, and Social Considerations
It is recommended to maintain current reclamation practice and ensure the appropriate balance of disturbance and reclamation activities. Any significant mine plan change should be considered for the ARO (asset retirement obligation) update.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
1.9.4.    Economic Analysis
The ability of Peabody, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors may include site-specific geological and geotechnical conditions, skilled workforce availability, obstacle mitigation, coal sales prices, market conditions, environmental legislation changes, as well as securing permit renewals and bonds. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company. It is recommended that those factors should be assessed regularly according to the Company’s internal control and material changes are to be reflected in the future reserve estimates.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
2.    INTRODUCTION
2.1.    Introduction
This Technical Report Summary has been prepared for the North Antelope Rochelle Mine (NARM), which is operated by Peabody Energy Corporation’s wholly-owned subsidiary, Peabody Powder River Mining LLC.
This Technical Report Summary for NARM is in accordance with the United States’ Securities and Exchange Commission (SEC) S-K 1300. The S-K 1300 sets the standards for the reporting of scientific and technical information on mineral projects and specifies that the Technical Report Summary must be prepared by or under the supervision of a Qualified Person(s).
This report is the first time filing for the registrant. NARM doesn’t have coal resources exclusive of reserves for reporting and this report summarizes information on the operation and coal reserve estimates.
2.2.    Terms of Reference
Coal reserve estimates are reported according to the definition of S-K 1300 on a 100% controlled basis. The point of reference for coal reserves estimates is thermal coal as the saleable product for an ongoing mining operation.
Unless otherwise stated, units used in this report are expressed in the English system. Currencies are expressed in USA dollars. A list of abbreviations used in this report is shown below in Table 2-1.
Table 2-1. List of Units and Abbreviations

$	United States Dollar	MER	Mining Economic Recovery
ARO	Asset Retirement Obligation	MLS	Mean Sea Level
ASTM	American Society of the International Association for Testing and Materials	MSHA	Mine Safety and Health Administration
BLM	Bureau of Land Management	NAD	North American Datum
BTU	British Thermal Unit	NARM	North Antelope/Rochelle Mine
CAPEX	Capital Expenditure	NPDES	National Pollution Discharge Elimination System
CBM	Coal Bed Methane	NPV	Net Present Value
DEQ	Department of Environmental Quality	NUC	Not Under Control
DHSA	Drill Hole Spacing Analysis	OG	Oil and Gas
EIS	Environmental Impact Statement	PRB	Powder River Basin
F	Degree Fahrenheit	QP	Qualified Person
FT	Foot	R2P2	Resource Recovery and Protection Plan
GCS	Geo Core System	ROM	Run Of Mine
GPM	Gallons Per Minute	SEC	Securities and Exchange Commission
GPS	Global Positioning System	SOP	Standard Operating Procedure
kWh	Kilowatt Hour	TPH	Tons Per Hour
LBS	Pounds	UCS	Uniaxial Compressive Strength
LLC	Limited Liability Company	WA	Wyodak Anderson Seam
LOM	Life of Mine	WYE	Wyoming State Plane East (NAD27)
LMS	Land Management System

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
2.3.    Sources of Information and References
The information and references listed here and in Section 24 of this report were used to support the preparation of the report.
GeoCore System (GCS): Company’s internal geological database of the drill hole and coal quality information.
•Land Management System (LMS): Company’s internal system which includes all mineral and land contracts.
•Peabody Map Viewer (PMV): Company’s internal Geographical Information System (GIS) for mapping.
•Life of Mine (LOM): Company’s internal process for mine planning and economic analysis.
•Integrated Planning (IP): Company’s internal system for LOM financial model.
•All government permits and approval documents.

2.4.    Involvement of Qualified Persons
The following Peabody employees serve as Qualified Persons (QPs) for this report as defined in S-K 1300.
•Mining Engineering: Clayton Kyle (Professional Engineer, Wyoming)
•Geology: Karen Lohkamp (Registered Geologist in Missouri and Registered Member, Society of Mining, Metallurgy & Exploration (SME)
Mr. Kyle is employed as Senior Manager for Technical Services at NARM. He oversees all environmental planning, continuous improvement, mine plan work and technical issues at the mine location on daily basis. He has been employed at NARM for 12 years.
Mrs. Lohkamp is employed as Senior Geologist at Peabody’s Corporate Office in St. Louis, MO, USA and has worked for Peabody for 26 years. She does all of the geological work for the Powder River Basin (PRB) Wyoming and Colorado active operations. The majority of her work includes exploration, geologic modelling, and operational support. She spends 25 to 40% of her time in the PRB region every year with periodic visits to the NARM site throughout the year.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
3.    PROPERTY DESCRIPTION
3.1.    Location
The North Antelope Rochelle Mine (NARM) is located ten miles east of Wyoming Highway 59, approximately halfway between Gillette and Douglas, Wyoming and straddles the border of Campbell and Converse counties. The Mine is situated on the east flank of the Powder River Basin, which is a large structural and sedimentary basin of northeastern Wyoming and southeastern Montana. The location for NARM is shown in Figure 3-1.
Figure 3-1. General Location
Coordinates for the two train loadout facilities and coal control area of extent are shown in Table 3-1.

Table 3-1. Mine Facility and Mine Area Coordinates (Wyoming East State Plane NAD 27, WYE)

Facility	Easting	Northing
NARM Train Loadout	472,530	1,042,380
NARM North Train Loadout	471,414	1,080,227
Area of Extent	Easting	Northing
Minimum	442,810	1,027,840
Maximum	497,950	1,087,195

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
3.2.    Property Rights
All coal is federally owned except State Section 16, T42N, R70W; State Section 36, T42N, R70W; and State Section 36, SW1/4SW1/4 Section 25, and S1/2SE1/4 Section 26, all in T42N, R71W. The sections with coal leases are listed in Table 3-2.
NARM has two Logical Mining Units (LMUs). There are 11 Federal and 4 State leases with remaining coal reserves.
The NARM Logical Mining Unit WYW185379 was approved with an effective date of April 18, 2016. This unit includes the Federal Leases WYW150210, WYW154001, WYW173408, WYW176095, WYW179011, and WYW180754; and State leases O-26930 and O-26931.
The School Creek Logical Mining Unit (LMU) WYW173409 as presently constituted was approved effective April 30, 2013. The LMU includes the Federal Leases WYW0321779, WYW151134, WYW172413, WYW172414, and WYW172692 (sublease of portion to WRR from Ark Land), and State Leases 0-26749 and 0-26749A.
NARM is under permit 569-T8 which was approved on August 23, 2018 by the Wyoming Department of Environmental Quality (WDEQ). It combined the previous NARM and School Creek permits.
Table 3-2. Legal Description for Coal Control

Township	Range	Section *
41N	69W	5-7, 18
41N	70W	1-9, 11-12, 17-21, 27-30, 33-34
42N	69W	18-19, 29-32
42N	70W	4-11, 13-16, 19-36
42N	71W	1, 22-27, 34-36
41N	71W	1, 12-14, 23-25
*Sections with full or partial coal control

NARM operates with mineral control primarily through Federal and State lease agreements. The typical royalty rates for Federal and State coal leases are both 12.5% of realization. Federal leases must be obtained through the federal leasing program. State leases have separate acquisition rules. This process has been completed for all reserves included in this assessment. Leases can be combined into logical mining units (LMU). There is a minimum annual production requirement of 1% of recoverable tons per year per LMU. This is a federal minimum requirement for an active operation. There are two LMU’s at NARM.
A list of controlled acres by the lease is shown in Table 3-3 below. The outline of the controlled coal leases is shown in Figure 3-2.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

Table 3-3. Coal Leases

LEASE	TYPE	LMU	ACRES	Expiration Date	Retention Condition
O-26930	STATE	WYW185379	122	4/1/2025	With Annual Payment
O-26931	STATE	WYW185379	648	4/1/2025	With Annual Payment
WYW150210	FEDERAL	WYW185379	2,369	3/1/2025	Indefinite with Lease Production
WYW154001	FEDERAL	WYW185379	3,774	9/1/2024	Indefinite with Lease Production
WYW173408	FEDERAL	WYW185379	6,364	10/1/2032	Indefinite with Lease Production
WYW176095	FEDERAL	WYW185379	3,243	8/1/2032	Indefinite with Lease Production
WYW179011	FEDERAL	WYW185379	4,043	9/1/2028	Indefinite with Lease Production
WYW180754	FEDERAL	WYW185379	41	12/1/2031	Indefinite with Lease Production
O-26749	STATE	WYW173409	662	2/1/2025	With Annual Payment
O-26749A	STATE	WYW173409	655	2/1/2025	With Annual Payment
WYW0321779	FEDERAL	WYW173409	741	12/1/2026	Indefinite with Lease Production
WYW151134	FEDERAL	WYW173409	2,146	5/1/2025	Indefinite with Lease Production
WYW172413	FEDERAL	WYW173409	4,295	12/1/2026	Indefinite with Lease Production
WYW172414	FEDERAL	WYW173409	997	12/1/2026	Indefinite with Lease Production
Leaseback WYW172692	FEDERAL	WYW173409	59	5/1/2025	Indefinite with Lease Production
Total			30,159

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Figure 3-2. Coal Control Property Map
3.3.    Comments from Qualified Person(s)
To the extent known to the QP, there are no other significant factors or risks that may affect access, the title of the rights, or the ability to perform work on the property.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
4.    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES

4.1.    Physiography
NARM is physiographically part of the unglaciated Missouri Plateau section of the Great Plains Province. This part of the Great Plains Province is characterized by broad plateaus, which are dissected by incised stream valleys. In the western portion, the plateaus merge with the Powder River Basin and other broad regional downfolds, which are separated by major mountainous uplifts.
Surface elevations over the lease area range from 4,530 feet above Mean Sea Level (MSL) in the southern lease area to just over 5,000 feet in the eastern lease area.
The area consists entirely of native grasslands.
4.2.    Access
NARM is located approximately 64 miles south of Gillette, Wyoming, 26 miles southeast of Wright, Wyoming and 69 miles north of Douglas, Wyoming.
From Gillette, Wyoming, take Highway 59 south for 45 miles passing the town of Wright, WY. Turn left onto Edwards Road for 6.7 miles and then turn right on Antelope Road for 7.8 miles until reaching the NARM access road where you will turn left to get to the mine. A map illustrating directions is shown in Figure 4-1.
The area is currently served by the BNSF or BNSF/UP Joint Railroad. NARM accesses the domestic market through BNSF/UP joint line which is a 103-mile long subdivision of double, triple, and quadruple track segments.
There are two regional airports nearby. The Northeast Wyoming Regional Airport (GCC) in Gillette, Wyoming, which is 70 miles to the north/northwest of NARM, and the Casper/Natrona County International Airport (CPR) in Casper, Wyoming, which is 115 miles to the southwest of NARM. The airports provide both commercial airline service as well as general aviation needs for the northwest and central portions of the state.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

# NORTH ANTELOPE ROCHELLE MINE DRIVING INSTRUCTIONS

59
50
WRIGHT
Hwy. 450
7.5 Mi.
Edwards Road 6.7 Mi.
Sign on Crest of Hill For Peabody
Peabody
Reno Road
Antelope Road
7.8 Mi.
387
59
Access Road
Guard Shack
3.5 Mi.
NORTH ANTELOPE ROCHELLE MINE
339–A Antelope Road
Wright, WY
Antelope Road
To Douglas

*From Casper, WY, travel to Wright, WY via I-25 (not shown) and WY State Highway 387.*

*Turn right (south) on WY State Highway 59 and travel 7.5 miles to Edwards Rd.*

*Turn left (east) onto Edwards Rd. at the large Peabody sign, and travel 5.7 miles (crossing over the railroad tracks) to Antelope Rd.*

*Turn right (south) onto Antelope Rd. at the large Peabody sign and travel 7.5 miles to the access road.*

*Turn left (east) onto the access road at the large Peabody sign and travel 3.5 miles to the guard shack.*

North Antelope Rochelle Mine
307-464-4891 Phone
307-464-4665 FAX

Peabody ENERGY

Figure 4-1. Access Map

4.3.    Climate
The climate is semi-arid and can have large annual temperature fluctuations. The average monthly low temperature is 14 degrees in December and January while the average monthly high is 87 degrees in July. All temperatures are in Fahrenheit. The average rainfall is 17 inches per year, with 59 inches occurring as snow. Monthly average temperature and precipitation data are listed in Tables 4-1 and 4-2. The climatic conditions of the region generally allow for all-season operation of the mines with allowances for time lost due to impacts of typical seasonal precipitation events.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Table 4-1. Monthly Temperature (Source: US Climate Data)

Temperature	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
Daily Max (degF)	37	39	48	57	67	77	87	86	74	60	45	35	59
Daily Min (degF)	14	16	23	31	40	49	56	55	44	33	22	14	33

Table 4-2. Monthly Precipitation (source: US Climate Data)

Precipitation	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
Rainfall (inch)	0.5	0.6	1.1	1.9	3.2	2.6	1.8	1.3	1.4	1.5	0.7	0.6	17
Snowfall (inch)	7	8	11	10	2	0	0	0	1	4	7	9	59

4.4.    Available Infrastructure, Water, Electricity, and Personnel
The town of Gillette is 64 miles to the north/northwest of NARM with a population of approximately 30,000. Gillette has many amenities such as parks, recreation, and stores. The standard of living is above average. The town of Douglas is 69 miles to the south of Gillette and has a population of 6,000. The vast majority of the labor force works in the mineral extraction industry: oil, gas, uranium, and coal.
Coal mining operations have been established in this area for many decades and the infrastructure including roads, railroads, powerlines, is well developed. The Gillette area is home to the largest surface coal mines in the United States, so there is a large pool of highly trained personnel available to work. All major equipment and material suppliers have established warehouse and maintenance facilities in the area to support these mining operations.
Transmission lines and Teckla substation are located in NENE of Section 3, T41NR71W. The substation supplies power to NARM. There are adequate water resources in the area to supply the mine. Details are further described in section 13.2.2.
4.5.    Comments from Qualified Person(s)
It is the QP’s opinion that the local resources and infrastructures are well developed from historic coal mining activity and developments in the region. These are sufficient to support the operation and the reserve estimates.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
5.    HISTORY
5.1.    Prior Ownership
The North Antelope Rochelle Mine (NARM) began as two separate mines: North Antelope Mine (1983) and Rochelle Mine (1985). Originally the North Antelope mine was a joint venture between Powder River Coal Company (PRCC), a subsidiary of Peabody Holding Company Inc., and a subsidiary of Arkansas Power & Light. The Rochelle mine originated as a joint venture with Panhandle Eastern and was being considered for a coal gasification project site, but ultimately became independently owned and operated by PRCC. Rochelle, located on the east, and North Antelope, located on the west, were operated separately until 1998. At which time Peabody acquired full rights to the North Antelope mine and merged the two mines into NARM.
5.2.    Exploration, Development, and Production History
Nearly all exploration and development work has been done by Peabody. Non-Peabody data sources include oil and gas wells taken from the Wyoming Oil and Gas Commission website. Data taken off of geophysical logs is used to in-fill structural data in areas where existing drilling is wider spaced (generally >2000 ft). In addition, there are approximately 50 drill holes acquired from the West Roundup lease acquisition (WYW151134). The drilling was done under an exploration license nominated by Arch Resources before this lease was awarded to Peabody as the highest bidder. All drilling has been validated using the geophysical logs, driller’s logs, and coal quality lab reports.
Coal production started in 1985 and the annual production from NARM is as follows in Table 5-1.

Table 5-1. Historic Coal Production (Source: MSHA or Peabody)

Production Year	Coal Production (tons)	Production Year	Coal Production (tons)
1985	211,041	2004	82,471,922
1986	1,230,868	2005	82,688,918
1987	5,331,577	2006	88,527,969
1988	8,694,125	2007	91,523,280
1989	10,903,264	2008	97,578,499
1990	12,021,227	2009	98,279,377
1991	12,703,655	2010	105,755,685
1992	17,050,965	2011	109,064,323
1993	21,184,217	2012	107,639,188
1994	22,677,048	2013	111,005,549
1995	26,035,555	2014	117,965,515
1996	26,248,242	2015	109,343,913
1997	24,940,362	2016	92,863,811
1998	55,773,888	2017	101,595,323
1999	68,865,690	2018	98,315,794
2000	70,769,071	2019	85,340,711
2001	74,777,460	2020	66,111,840
2002	74,792,642	2021	62,886,477
2003	80,083,444

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
6.    GEOLOGICAL AND HYDROLOGICAL SETTING, MINERALIZATION, AND DEPOSIT
6.1.    Geological Setting
6.1.1.    Regional Geology
Powder River Basin is a major coal-bearing geologic structure underlying south-east Montana and north-east Wyoming, accounting for more than 40% of the country’s coal reserves.
The Powder River Basin (PRB) was formed during Late Cretaceous to early Tertiary during tectonic uplift. In the Paleozoic and Mesozoic, the area began as a stable interior platform and was flooded by epicontinental seas. The coal beds in this basin formed 60 million years ago. Structurally, the basin is an asymmetrical syncline with steeply dipping to overturned beds on the western limb and gradual dipping beds of 3-5 degrees on the eastern flank. The basin occupies an area of 20,000 square miles that is 230 miles long and 100 miles wide running from southeastern Montana into northeastern Wyoming. It is bounded by mountains/hills on three sides: Big Horn Mountains on the west, the Black Hills on the east, and the Laramie Mountains on the south.
The landscape of the Powder River Basin consists of broad plains, low hills, and tablelands. Incised stream valleys create most of the topographic relief. The topography generally changes from open hills with 500 to 1000 feet of relief in the northern part of the basin to plains and tablelands with 300 to 500 feet of relief in the southern part. The Powder River Basin is bounded by the Platte River drainage basin to the south, the Yellowstone River in Montana to the north, the Big Horn Mountains on the west, and the Black Hills to the east. Vegetation is generally sage brush and grasses. Few trees exist due to the low rainfall and poor, undeveloped soils.
North Antelope Rochelle Mine (NARM) is located in the Gillette coalfield of the Powder River Basin. Wyodak-Anderson is the coal seam mined and is part of the Tongue River Member of the Paleocene Fort Union Formation.
A regional geologic stratigraphic column and geologic map are shown in Figure 6-1 (R.M. Flores and L.R. Bader, 1999) and Figure 6-2.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Figure 6-1. Geologic Stratigraphic Column

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Figure 6-2. Regional Geologic Map

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
6.1.2.    Local Geology
The Wasatch Formation and local Quaternary age deposits comprise all of the overburden lithologies at the mine site. The Wasatch consists of alternating, lenticular deposits of sandstones, siltstones, claystones, coal, and carbonaceous shales. Coal has been mined exclusively from the Wyodak-Anderson (WA) Seam. The remaining coal is 50-87 ft thick and 180 to 460 ft deep within the leased area. The WA seam is in the uppermost section of the Paleocene Fort Union Formation. The coal is thickest on the northwest side of the lease. There are two main geologic features at NARM. The first is a monocline that exists in a northwest to southeast trend over the middle portion of the mine. The lower 12-14 feet of the WA seam splits off as a hanger seam (Lower Wyodak-Anderson, or LWA) and has a steeply dipping gradient after it splits. The LWA seam is not mined because of poor quality and an increasingly high strip ratio. The mineable WA coal thickness averages 80 feet in the west and 60 feet east of the monocline. The second geologic feature is a ribbon split occuring in the southwest portion of the lease and trending northwest to the southeast. The WA splits into two nearly equally thick (30-35 ft) mineable seams: WA1 (upper split) and WA2 (lower split). The midburden between the WA1 and WA2 increases to a maximum of 120 ft thick. Structurally, the WA2 seam remains relatively flat, whereas the WA1 rides up over the parting and has a dipping structure. In conclusion, several thin rider seams (1-4 feet in thickness) occur within the overburden. They are quite consistent throughout the eastern portions of the lease but become more sporadic west of the splitline. The rider seams are not mined due to poor quality. The WA in the northern half and the WA1/WA2 in the southwest are the only seams mined at NARM. There are no known faults within the controlled coal area.
NARM is on the eastern flank of a regional syncline. The bedding inclination is gentle with dips less than three degrees toward the west. Because of the undulating character of the coal beds, there can be localized dips toward the east. Many of the coal beds in the Fort Union and Wasatch formations have been oxidized and burned along their outcrops producing clinker (locally referred to as the scoria). The clinker is the baked or thermally altered shale and sandstone in the strata overlying the burned-out coal bed.
Three representative drill hole geologic cross-sections within the remaining reserve areas at NARM are shown in Figures 6-3, 6-4, and 6-5. The locations of these cross-sections are shown on the Exploration Drill Hole Location Map (Figure 7-1).

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Figure 6-3. Northwest-Southeast Geologic Cross-Section
Figure 6-4. West-East Geologic Cross-Section

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Figure 6-5. North-South Geologic Cross-Section
6.2.    Hydrology Setting
6.2.1.    Regional Hydrology
Regional aquifers of interest can be divided into three categories: deep aquifers (greater than approximately 3,000 feet), intermediate aquifers (approximately 300 to 3,000 feet deep), and shallow aquifers (less than about 300 feet deep, Commonwealth, 1978). The WA coal seam is the lowermost stratigraphic unit that will be disturbed at the mine. The WA coal in the west and northwest portions of the mine area is a confined aquifer underlain by relatively impermeable shales and siltstones (Deutsch et al. 1979). Aquifer tests performed for the mine on the Fort Union Formation sediments to about 100 feet beneath the Wyodak-Anderson coal indicate transmissivities on the order of 1.0 square foot per day. Therefore, intermediate and lower aquifers lying more than approximately 100 feet below the Wyodak-Anderson coal are isolated from mining by relatively impermeable rocks.
•Intermediate Aquifers
The intermediate aquifers unaffected by mining are the Fox Hills, Lance, and the lower Fort Union formations.
Fox Hills Sandstone. The Fox Hills Sandstone consists of fine-grained sandstones containing thin shale beds. In the Eastern Power River Basin, yields of up to 200 Gallon per Minute (GPM) have been reported possible in properly constructed wells (Commonwealth, 1978).

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Lance Formation. The lance Formation consists of sandstone with interbedded shale. The Lance is 500 to 3,000 feet thick and yields can be as high as 1,000 GPM for fully penetrating wells. Reported specific capacities range from 0.4 to 1.7 GPM per foot drawdown (Commonwealth, 1978).
Lower Fort Union Formation. The lower Fort Union Formation is a very lenticular and low yield aquifer consisting of fine-grained sandstones interbedded with shales and coal. Well yields average from 2 to 5 GPM, although yields of up to 600 GPM are reported possible in wells completed in the Tullock member. Specific capacities near Gillette, Wyoming, range from 0.7 to 0.9 GPM per foot drawdown for this formation (Commonwealth, 1978).
•Shallow Aquifers
The shallow aquifers are the upper Fort Union Formation (including the Wyodak-Anderson coal) and the Wasatch Formation.
Wyodak-Anderson Coal. The main aquifer of the upper Fort Union is the Wyodak-Anderson coal seam, also locally referred to as the Roland coal seam. Ethridge et al. (1981) postulate that this extensive and thick coal seam originated in a paludal subsystem of the Powder River intermountain basinal fluvial system. The Wyodak-Anderson coal seam is itself a low yield unit. Typically, the primary permeability for coal is low and secondary permeability controls the flow of groundwater. Secondary permeability is dependent on fracturing and jointing in the coal, and the degree of fracturing and resulting permeability can vary greatly. Well yields in coal aquifers can range from zero in unfractured areas to greater than 100 GPM in highly fractured areas (Hodson, et al., 1973). The Porcupine Creek lineament (Denson, et al., 1978) is inferred to be a fracture system along Porcupine Creek Valley. Coal seam hydraulic conductivity is higher in the area north of Porcupine Creek and Knapp Draw. In the fracture zone, the coal is classified as an aquifer. However, there are no stock or domestic wells completed in the coal in and adjacent to the permit area. Outside the fracture zone, the coal often does not yield enough water to be classified as an aquifer.
The coal seam is relatively dry and unfractured throughout the middle and eastern portion of the permit area due to the relatively high elevation of the unit. Hydraulic conductivities are usually less than 0.1 ft./day and saturated thickness averages 18 feet for the east pit area. The coal seam is highly fractured north and west of the permit area. Hydraulic conductivities in the fractured coal average 7.2 ft/day. The saturated thickness increases to the west as the coal seam dips below the regional water level. Artesian conditions exist within a few miles of the outcrop.
Wasatch Formation. The Wasatch Formation is laterally and vertically varied, with sequences of sandstone, siltstone, and claystone, with minor riders of coal and carbonaceous clay. The strata immediately above the coal seams are especially fine grained and are effective aquitards. This aquitard sequence above the coal causes the Wasatch to be perched in some zones. The formation varies in thickness within the mine plan area, ranging from zero thickness at the outcrop to 300 feet at the western and northern edge of the area.
The overburden is considered to be low yielding. Measured hydraulic conductivity values for the overburden range from 0.001 to 0.46 ft/day. A value of 0.1 ft/day was used in the groundwater model. Water in the overburden is usually perched and of limited regional extent. There are few water supply wells in the Wasatch Formation within or adjacent to the mine plan area.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
In some areas near the coal outcrops, the Wasatch Formation and the underlying Fort Union Formation have been baked and fused into porcelainite or “clinker”. The geologic maps in the Figure 6-2. show the extent of this material. In most areas of the mine, the clinker is dry. Along the eastern outcrop, the clinker may contain 10 to 15 feet of water. Hydraulic conductivities range from 55 to 130 ft/day for scoria along this eastern outcrop. In this area, clinker is an aquifer.
Upper Fort Union Formation. The Fort Union Formation is very similar to the overlying Wasatch Formation. The Fort Union consists of lenticular sandstones with interbedded units of claystones and siltstones. Vertical permeabilities in the sequence are very low and hydrologic communication between the lenticular sands is minimal. The Fort Union is considered to be a low-yielding unit (Breckenridge, et al. 1974), similar to the Wasatch formation. An underburden hydraulic conductivity value of 0.1 ft/day was used in the groundwater model. Median hydraulic conductivity of the underburden is 0.06 ft/day.
6.2.2.    Local Hydrology
NARM lies principally at the divide between the Antelope Creek and Little Thunder Creek drainages. To the west is the Porcupine Creek drainage and to the east is Beckwith Creek with both streams' tributary to Antelope Creek. The northern portion of the area is drained by School and Trussler Creeks, which are tributary to Little Thunder Creek. The permit area is wholly within the Cheyenne River basin.
Differential erosion of rocks of varying hardness and resistance is the main process active in forming the present landscape. The sediments of the Wasatch and Fort Union Formations tend to be easily eroded while the clinker tends to be extremely resistant. Many reaches of streams within and adjacent to the permit area are too incised to support a high groundwater table. Gully formation is active in many stream reaches. Sheet and rill erosion are active geomorphic processes in the upper drainage basins. Mass wasting is not a major geomorphic agent in the area.
Overlying the Wasatch Formation at the mine site are Quaternary deposits consisting of relatively thin alluvium along valley bottoms. The alluvium thickens to over 40 feet in Antelope Creek, as much as 40 feet in reaches of Porcupine Creek (North Antelope Coal Company, 1979), and over 25 feet in School and Beckwith Creeks. Elsewhere, tributaries to these larger streams have thinner accumulations of alluvium, usually 5 to 10 feet.
In summary, the overburden, coal, and clinker are relatively dry throughout much of the central and eastern parts of the permit area. The initial Rochelle pit opened in a dry area. North Antelope’s pit was relatively wet. The coal reaches artesian conditions (e.g. the aquifer is saturated to the top of the seam) to the west within two miles of the original pit. To the east, the coal and the overburden stay relatively dry with several dry zones in the coal caused by ridges in the coal seam. Away from these ridges in the coal, the average saturated thickness in the coal is less than five feet. The saturated thickness in the coal seam is thicker near the coal outcrop.
To the west, water yield from the coal seam is controlled primarily by the amount of fracturing in the coal, and the degree of fracturing and resulting increased permeability can vary greatly. Fracturing in the coal parallels Porcupine Creek, starting at Payne Draw and proceeding northwest to the edge of the permit area. In zones of highly fractured coal, water yields are high and there is enough water to allow the coal to be classified as an aquifer. Outside the fracture zone, the coal often does not yield enough water to be classified as an aquifer.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
The underburden tends to be under artesian conditions for most of the area. The only exceptions are in the northeast area and some other parts of the eastern portion of the mine (e.g. Section 2, 11, and 12 of T41N, 70W) where the potentiometric surface of the underburden may be well below the bottom of coal.
6.3.    Mineralization and Deposit Type
The mined coal at NARM is high volatile sub-bituminous C as defined by ASTM coal rank. The coal seam has very low sulfur content and is marketable as thermal coal for power generation. The heating value of the coal seams ranges from 8400 to 9250 BTU per pound over the remaining project area and the heating content generally increases with increasing depth.
The area is categorized as having low geologic complexity based on the following factors:
    The Wyodak-Anderson (WA) seam is laterally continuous and can be correlated using geophysical logs across large distances with high confidence.
    The seam is generally flat-lying and gently dipping towards the west with minor undulations. The depth of cover to the WA seam is generally shallow from the outcrop along the east to a maximum of 450 ft and averaging 320 ft for the remainder of the reserve.
    There are no major geologic anomalies across the area except for two well-defined seam split areas: a ribbon split in the southwest and a monocline with a hanger seam toward the east.
    The WA seam is currently mined across most of Campbell County and the northern portion of Converse County.
    Local quality variations are small and regional quality trends have been established from a long mining history.

6.4.    Comments from Qualified Person(s)
In the opinion of the QP, for both regional and local geology, the structural controls on mineralization are well studied and understood from decades of exploration and mining activities over the area. It is sufficient to support the estimation of coal reserves.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
7.    EXPLORATION
7.1.    Coordinate System
The coordinate system is based on the North American Datum 1927 (NAD27), Wyoming East Zone (WYE), Transverse Mercator Projection. Base stations are set up and Trimble GPS system is used for surveying.
7.2.    Geological Structure Mapping and Quality Sampling
The mine surveys the coal roof and floor elevations routinely throughout the coal mining process. The surveyed coal roof elevations are used as additional structural control in the geological model. The surveyed coal floor elevations are not used to model the structure floor because of the difficulty in measuring the true coal seam floor, which includes filling in areas after mining the coal to prevent soft/soggy areas and smoothing the surface for equipment to operate.
Areas within the East Pit can have a 2-3 feet high ash (>30%) gradational bottom coal contact that is extremely difficult to see in the pit. To meet quality specifications, the bottom coal contact is not mined and not included in the mineable coal model. Historically the blast holes have been geophysically logged with density and gamma curves used to determine the depth and thickness of the lower contact. Structural data from these logs has been added to the drilling database. Geophysically logged blast holes are done whenever there is a structural fluctuation, such as in the southwest WA1/WA2 split seam area, or where there are gradational bottom contacts. Currently, there are 1,431 in-pit geophysical logging locations. While these are being used in the structural model, the mine is progressing away from the gradational contacts in the east and there continues to be less influence.
Coal cuttings may be sampled from the in-pit blast holes and analyzed to obtain additional quality data in areas with localized quality variability. Because the blast hole rigs drill with air, moisture and heating value are affected and cannot be used. The qualities that can be used are any of the mineral analysis of ash and sulfur. Sodium is one of the main parameters tested since it can be elevated and have higher variability on the eastern side of the reserve. These results are not used in the geological model, but do provide better fine tuning in between existing cores for quality blending purposes. There are a total of 322 sample locations.
Aerial topographic surveys, including Lidar mapping and Orthoimagery, are conducted each month. The survey covers all active mining areas. A larger extent aerial survey was conducted in June 2016, which can be merged with the monthly aerial surveys to cover the entire lease area.
7.3.    Drilling
Exploration at NARM began in the late 1960s. The on lease exploration programs are completed annually. The amount and type of holes drilled varies and is dependent upon mine plan changes, structural/quality variability, and drillhole spacing. On average over the prior five years, 15 to 45 cores have been drilled annually, which averages to 25 cores per year. The cores are standard 3 inches in diameter and are spaced 800 to 1500 feet apart. This spacing allows the mine to meet short-term mine planning as well as quality blending requirements.
An expansive exploration database has been maintained to include all of the explorations since the start. As of 12/31/2021, there are 4,778 total drill holes within the coal controlled area. This includes exploration holes as well as oil and gas wells. The total drilling depth for all holes is 1,245,206 feet, averaging 261 feet per drill hole. There are three main types of exploration drill holes: bore holes

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
(rotary) holes, coal cored drill holes, and geotechnical (overburden and coal cored) drill holes. The drill hole summary and locations are shown in Tables 7-1, 7-2 and Figure 7-1 respectively.
Bore holes are used for areas where additional structural delineation is needed such as burn-lines, split-lines, or sand channels. The rotary holes are drilled using a 5 ¾ inch bit with air or water as a circulation medium. No samples are collected for quality analysis. Cuttings are analyzed at 5 foot intervals and may be collected for overburden suitability analysis. They are geophysically logged for caliper, density, natural gamma, and resistivity with final surveyed location and elevation. The database contains 2,672 rotary drill holes as of 12/31/2021.
Core holes are drilled for coal quality and also provide structure information. They are rotary drilled through the overburden to a designated core depth just above coal. The coal is extracted using a 15 ft split tube core barrel and are 3-inch diameter. The cores are described, logged, bagged, and labeled at each interval and delivered to the coal quality lab on site for analytical testing. Analytical, or quality testing is explained in more detail in section 8. The core holes are geophysically logged, similar to the bore holes with a final survey for location and elevation. The database contains 1,974 core drill holes as of 12/31/2021.
Geotechnical holes are cored for overburden and coal. They are drilled similar to the core holes mentioned above, but also include a designated amount of overburden cored above the coal seam. The overburden core is analyzed for rock strength properties and provides information for highwall stability analysis. The overburden rock mechanic testing is described in more detail in section 8. All geotechnical holes are geophysically logged and have final survey for location and elevation. The database contains 59 geotechnical drill holes as of 12/31/2021.
Additional structure data has been taken from historic oil and gas well logs which are publicly available from the Wyoming Oil and Gas Conservation Commission. Only locations with geophysical logs are used. They provide additional structure control in areas further out and where drilling has wider spacing. There are currently 73 locations used within the leased area.
The data collected for each exploration hole is linked in the GeoCore system, and can include the geologist’s log, and/or driller’s log, geophysical log and las files, core photos, lab instructions (quality, overburden, and/or rock mechanics), lab certificates, and final surveyed coordinates.

Table 7-1. Summary of Drill Hole Types within Coal Controlled Area

	Purpose:
Hole Type	Structure	Quality	Number of Holes
Bore (Rotary Drilled)	X		2,672
Bore (Oil and Gas Wells)	X		73
Coal Cored	X	X	1,974
Geotech (Overburden and Coal Cored)	X	X	59
			4,778

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

Table 7-2. Summary of Drill Holes by Depth and Thickness within Coal Controlled Area

Seam	Number of	Depth to Seam Top (feet)			Seam Thickness (feet)
	Holes	Min	Max	Average	Min	Max	Average
WA*	4,778	10	460	167	0.5	86.7	62.0
*Includes WA1 + WA2

Figure 7-1. Exploration Drill Hole Location Map
7.3.1.    Recovery
The coal core recovery will almost always be 90% or more. If recovery is less than than 80%, the location will be offset and redrilled. A hole can be moved a maximum of two hundred feet from it’s

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
permitted location. Some localized areas in the northwest portion of the lease are highly fractured from coal bed methane wells. Coal recovery can be difficult or even impossible. If coal recovery is less than 75%, the hole may be used only for structure when it has a full depth geophysical log.
Final drill hole elevations are surveyed using GPS equipment and a coordinate system as described in 7.1. Due to the shallowness of drilling depth, the down hole deviation surveys are not necessary.
7.4.    Geotechnical Data
A comprehensive rock mechanics testing program has been established at NARM. There are currently 59 geotechnical overburden cored locations completed as of December 31, 2021. These holes are spaced across the property to provide a comprehensive representation over the entire area. The rock testing program is designed to obtain the rock strength parameters for all major rock types encountered at NARM and the results are used for highwall stability analysis. The results from this testing program show that lithology at NARM can be grouped into two broad classes from a strength standpoint: clays and sands. The clays include such rocks as lean clay, clayey‐sandstone, clayey‐siltstone and claystone, whereas the sands include siltstone, silty‐claystone, sandy siltstone, and sandstone. The most important rock mechanic properties obtained from these two lithology groups for stability analysis are summarized in Table 7-3 below. Further explanation of the sampling and testing procedures is included in Section 8.2.2.
Table 7-3. Summary of Average Rock Properties

Rock Properties	Clay/Mudstone		Sand
	No. of samples	Average Value	No. of samples	Average Value
Uniaxial compressive strength, psi	283	510	122	1616
Peak cohesion, psi	143	120.2	51	141.9
Residual cohesion, psi	127	30.8	48	33
Peak friction angle, degrees	143	24.76	51	27.24
Residual friction angle, degrees	125	27.66	48	31
Wet unit weight, lb/ft3	276	121.2	120	126.4
Young’s modulus, psi	256	24015	121	66922

7.5.    Hydrogeology
All hydrology samples were collected by experienced personnel using standard practices. Groundwater and surface water samples are collected using techniques described in the U.S. Geological Surveys National Field Manual for the Collection of Water Quality Data and Techniques of Water-Resources Investigation Reports. Sample analysis is completed by certified laboratories utilizing methods that conform to the test procedures required under 40CFR Part 136.
NARM has implemented and maintained an extensive groundwater monitoring network within and around the permit area. The monitoring network and sampling program was established in accordance with the requirements of the Department of Environmental Quality Land Quality Division regulations. The network consists of monitor wells, piezometers, springs, and flowing livestock water wells. Locations are described using state plane coordinates as well as the U.S. Geological survey designation. All monitoring wells were constructed using poly-vinyl chloride (PVC) or steel pipe.

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Monitoring wells were installed using an air-rotary drill rig. A gravel/sand pack was used. The perforation zone was isolated by placing a layer of bentonite above and below this zone, and the top of the casing was cemented in place to keep water from going down the outside of the casing. Water quantity and depths are recorded and mapped from the exploration drill holes. The GPM (gallons per minute) is measured using a standard bucket test at the bottom of the water-bearing zone. Sand bodies are mapped to determine potential areas with higher water-bearing capacities.
Hydrologic properties of the strata have been measured at monitoring wells within and adjacent to the permit area. Measurements were conducted using insitu pump and slug test methods instead of laboratory tests which can be strongly influenced by the representativeness of the core sample and the small sample scale. Several hundred measurements of hydraulic conductivity have been made at wells within and adjacent to the permit area. Additional discussion of the hydrologic properties of the strata are provided in Section 6.2 Hydrologic Setting.
7.6.    Comments from Qualified Person(s)
The existing exploration program has been validated through historic production and extensive aerial extent of the basin. It is the opinion of the Qualified Person that the existing exploration program is adequate to support future operation and the estimates of coal resource and reserve.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
8.    SAMPLE PREPARATION, ANALYSES, AND SECURITY
8.1.    Sampling Method
8.1.1.    Sampling for Coal Quality
Coal quality sampling follows a standard operating procedure (SOP), also known as: ‘Coring Guidelines and Procedures’ established internally for NARM. The details are as follows:
•Pick core point approximately 1 to 5 feet above the targeted coal seam and core approximately 2 to 4 feet below the coal seam. (Holes should be reamed at a minimum of 8-10 feet below the lowest coal seam to allow for complete geophysical logging).
•For each coal seam to be cored, the following general specifications are to be followed.
•Hard, clean coal is benched separately from portions that may contain carbonaceous clay stringers, which are generally on the top or bottom, called gradational contacts. In general, the top and bottom 2 feet are benched separately from the main seam, however, if clay stringers, etc. are present, they will determine the top and bottom bench breakouts.
i.    In-seam partings (non-coal) of 0.5 feet or less in thickness are to be included with the lower coal sample if: the coal bench above the parting is at least twice the thickness of the parting, and the coal bench below the parting is at least twice the thickness of the parting.
ii.    Partings greater than 0.5 feet but less than 3 feet in thickness are benched separately (if analyzed). Never combine coal above and below a separable parting into a single sample.
iii. Whenever core loss is greater than 4 feet, the hole must be re-drilled at the driller’s expense. Only when the in-place coal is so highly fractured that recovery is impossible will any additional core loss be permissible. Additionally, if core loss occurs at a critical point, such as parting or top/bottom of the seam, re-drilling the hole will be required.
iv.    The company may require exceptions to the specifications stated above. In any event, if core thickness measurements are questionable due to core loss, or if there is uncertainty as to what should be included in a sample, follow the rule, “When in doubt bag each bench and/or parting separately”.
•All coring procedures will be conducted to minimize contamination of coal, parting, and bottom contact material. Samples are double bagged, boxed, labeled, and stored in a controlled temperature area out of direct sunlight. Cores are prepped as soon as possible to maintain sample integrity. All pertinent information will be clearly marked on both the sample bag as well as the core box.
•Documentation of estimated depth and thickness of core loss is to be included with any sample that may be analyzed.
•The lab must crush, prepare and sample all cores according to ASTM D2013 within 30 days to prevent moisture loss and BTU degradation.

8.1.2.    Sampling from Production
NARM collects samples from train loadout and conveyance system daily to support blending and shipment decisions. Samples are delivered to the on-site ASTM lab contracted out to Standard Laboratories.
8.1.3.    Sampling for Rock Mechanics
A continuous overburden core sample over the entire depth of the dragline bench is taken. The core is logged, photographed, and boxed in 2 ft increments (or at natural breaks within the 2 ft interval). Samples to test must be twice the diameter of the core (or 6 inches minimum) to perform geotechnical analysis. A detailed list of which samples and tests to run is provided to the lab for analysis.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

8.2.    Laboratory Analyses
8.2.1.    Coal Quality Analysis
All coal samples collected at NARM are tested on a raw basis. No washability or float/sink analysis is required because everything is sold on a ROM basis. The test parameters, considered most important for the customers, are included in the short proximate analysis and the details are included in Table 8-1. The mineral analysis of the ash in coal is useful for customers to understand the ash and slag in the combustion process. The summary is included in Table 8-2.
Table 8-1. Summary of Short Proximate Analysis

Proximate Analysis	ASTM Standard	Average	# of Samples
Total Moisture, %	D3302/D3173	28.4	1890
Dry Ash, %	D3174	5.8	1970
Dry Sulfur, %	D4239	0.29	1956
Gross Calorific Value, BTU/lb	D5865	12114	1948
Dry Fixed Carbon, %	D3172	50.6	1810
Dry Volatile Matter, %	D7582	43.6	1810
Approximately 20-30% of exploration cores are selected and composited into one sample for additional quality analysis. These have full suite of trace, ultimate analysis, ash fushion, and mineral analysis of ash analyzed. The results of the trace elements are summarized in Tables 8.2 and 8-3.
Table 8-2. Summary of Mineral Ash Analysis on Composited Seam

Mineral Analysis of Ash (%)	ASTM Standard	Average	# of Samples
Aluminum Oxide, Al2O3	D6349	16.1	763
Barium Oxide, BaO	D6349	0.7	754
Calcium Oxide, CaO	D6349	25.1	835
Ferric Oxide, Fe2O3	D6349	5.8	761
Potassium Oxide, K2O	D6349	0.25	850
Magnesium Oxide, MgO	D6349	6.1	770
Manganese Dioxide, MnO2	D6349	0.02	713
Sodium Oxide, Na2O	D6349	1.9	854
Phosphate Pentoxide, P2O5	D6349	1.2	770
Silicon Dioxide, SiO2	D6349	30.6	762
Sulfur Trioxide, SO3	D6349	9.7	854
Strontium Oxide, SrO	D6349	0.3	755
Titanium Dioxide, TiO2	D6349	1.4	729

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Table 8-3. Summary of Trace Element Analysis on Composited Seam

Trace Element Analysis, Dry Basis	ASTM Standard	Average (ppm)	# of Samples
Antimony (Sb)	D6357	0.1	143
Arsenic (As)	D6357	0.9	566
Barium (Ba)	D6357/D6349	310	457
Beryllium (Be)	D6357	0.2	612
Boron (B)	D3684 mod ICP	34	609
Bromine (Br)	D5987	1.1	78
Cadmium (Cd)	D6357	0.16	611
Chlorine (Cl)	D6721	13	266
Chromium (Cr)	D6357	3.2	613
Cobalt (Co)	D6357	1.9	447
Copper (Cu)	D6357	10	611
Fluorine (F)	D5987/D3761	67	612
Germanium (Ge)	D6357	<1	80
Lead (Pb)	D6357	2.4	613
Lithium (Li)	D6357	2.3	612
Manganese (Mn)	D6357/D6349	6.8	565
Mercury (Hg)	D6722	0.06	631
Molybdenum (Mo)	D6357	1.5	457
Nickel (Ni)	D6357	2.6	613
Selenium (Se)	D4606	0.5	165
Silver (Ag)	D6357	0.17	611
Strontium (Sr)	D6357	165	457
Thallium (Tl)	D6357	0.03	78
Tin (Sn)	D6357	0.8	322
Uranium (U)	D6357	0.4	181
Vanadium (V)	D6357	11.3	613
Zinc (Zn)	D6357	5.7	611
Zirconium (Zr)	D6357	12	327

8.2.2.    Rock Mechanics Test
Overburden cores are completed within the dragline bench for strength and competency of the overburden material. A minimum core length of two times the diameter is necessary for testing. A full list of depths, thicknesses and rock types is created. From this, a representative final list is selected for testing which includes two to three samples from each general rock type. For NARM, there are generally three main rock types: Sandstone, Shale, Coal/Carb Shale. Tests ran include
•    Uniaxial compressive strength (UCS) with Youngs modulus and Density,

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•    Direct Shear test,
•    Multi-stage tri-axial strength test (with confining pressure of 250, 500, 1000, and 2000 psi),
•    Axial and Diametrical point load test,
•    Water content (moisture content)
•    Atterberg Test
Rock Mechanic testing is done at American Engineering, Inc. in Gillette, WY.
8.2.3.    Overburden Material Test
Overburden sample spacing is required at 1 per 160-acre section. Sampling is done at 5 feet increments for the top 100 feet and at 10 feet increments after 100 feet in depth to the top of the coal. The chemical analysis for overburden suitability includes: pH, Electrical Conductivity, Selenium (ppm), Nitrate (ppm), Total Carbon %, Total Organic Carbon %, Total Sulfur %, Acid/Base, Neutral Potential, and Acid/Base Potential.
Overburden samples are analyzed at Pace Analytical Lab in Sheridan, WY
8.2.4.    Density Determination
Historically, NARM has done bulk density testing on random coal cores across the mine. These tests have confirmed an in-situ coal density of 1742 Tons per Acre Foot (TPAF). This density is accepted and used by the Bureau of Land Management (BLM) for the Resource Recovery and Protection Plan (R2P2) tonnage and recovery calculations.
8.2.5.    Analytical Laboratories
Standard Laboratories Inc. conducts all coal quality analytical services and follows standards approved by the American Society for Testing and Material (ASTM 05.06).
NARM has one ASTM-certified laboratory located behind the loadout facility. This lab runs short proximate analysis and mineral analysis of ash on production samples and coal cores. All extended and trace analysis are sent to the offsite, commercial Standard Lab located in Casper, WY, which includes the monthly production samples and selected coal cores. Both labs follow quality control procedures and quality assurance programs established by ASTM standards. Additionally, Peabody periodically conducts internal lab audits.
8.3.    Sample Security
Prepped coal core samples are retained at the lab for a period of time before disposal. Generally, this is six months to a year, or when all of the data has been validated by modeling and review and a list of composites has been completed. Since coal is a relatively low-value commodity in small amounts, there is no need for special security procedures in the shipping, handling, and storage of coal samples.
8.4.    Comments from Qualified Person(s)
It is the opinion of the qualified person(s) responsible for this section that there are sound standards and procedures in place that are adequate for sample preparation, security, and analytical testing.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
9.    DATA VERIFICATION
9.1.    Data Verification Procedures
Peabody’s geological database allows users to validate data across all available sources. These include drill hole location and elevation, geophysical log interpretations, stratigraphic correlations, and laboratory analysis. The data validation tools are used as a robust process to verify historical and newly acquired data in both a systematic and efficient manner. The validation procedures include:
    A final post drill survey is done for every hole. The collar elevation is validated against the existing topography grid and legal description is confirmed. Cross-sections with surrounding drill locations provide a visual confirmation of elevation.
    Driller and geologist logs are reconciled with geophysical logs. If cored, depths are adjusted up or down to reconcile to the geophysical logs. Generally, the depth adjustment is small in the range from –2 feet to +2 feet.
    Coal quality from the lab is compared to a synthetic quality report generated from the existing coal quality model. If the results look out of range the sample is retested by the lab for confirmation.
    The data is visually inspected and reviewed by geologists and engineers in the form of lithological cross-sections and color contoured maps generated from the geological model and drilling database. This confirms the stratigraphic correlations and lab results.
9.2.    Limitations
There are no limitations to note.
9.3.    Comments from Qualified Person(s)
It is the opinion of the Qualified Person that the data represented in this report is sufficient and in good standing. There have been several checks and balances with comparisons from year to year and a justification of all changes from one year to the next.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
10.    COAL PROCESSING AND METALLURGICAL TESTING
NARM sells a ROM product. The ROM coal is crushed to certain sizes to meet customers’ requirements.
10.1.    Coal Processing and Analytical Procedures
There are no other processing and analytical procedures other than the ones described in section 8.
10.2.    Analytical Laboratories
There are no other laboratories other than the ones described in section 8.2.5.
10.3.    Recovery Estimates
Historically NARM sells all products as a Run of Mine (ROM) product. The reserves and mine plan assume no washing or processing losses.
10.4.    Comments from Qualified Person(s)
It is the opinion of the Qualified Person that the data is adequate for the coal processing and the estimates of coal recovery are the general practice in the coal industry, especially in this coal basin. It is recommended to continue the current reconciliation.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
11.    COAL RESOURCE ESTIMATES
11.1.    Introduction
The Qualified Persons, who are employees of Peabody Energy, performed and/ or supervised the data collection, validation, geological interpretation, production of the geological model, and resource estimation. All coal resource estimates in this section are converted to the coal reserves as stated in Section 12. There are no coal resources to be reported as exclusive of the coal reserves.
11.2.    Geologic Model and Interpretation
The NARM geologic model consists of both a stratigraphic and coal quality model based on verified data from Peabody’s geological database. It utilizes the Vulcan software in generating a gridded model. The mineable coal seam structural model is derived from both drill hole data and historic surveyed roof data.
NARM’s mineable coal seam is the Wyodak-Anderson (WA) with a typical thickness from 60 to 80 feet. It is modeled using a benching method that matches the sampling procedures described in Section 8.1 and reflects historic mining practices. The modeled benching scheme is shown in Figure 11-1. The WA seam splits into WA1 and WA2 seams and is defined by a parting material with a thickness from zero to 120 feet.
Figure 11-1. Quality Benching Scheme

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The gridded model is generated with the following methods.
Table 11-1. Interpretation Method

Model Parameter	Interpretation method
Structure Roof and Floor Elevations	Triangulation
Structure Thickness	Inverse Distance
Coal Quality	Inverse Distance

The topo grid includes the virgin topo, generated from the pre-mining topography before mining as well as the collar elevations from the drilling.
A current topography is updated periodically using the latest flight digital elevation model (DEM) data.
The updated model is always verified before it can be used. The coal and burden quantities along with coal qualities are compared to the prior model. Only after all differences between the new and old models are justified and verified, can the model be used.
11.3.    Resource Classification
The resource classification used for NARM encompasses the qualified person’s confidence in the deposit. There were multiple factors used for the final analysis, including data quality, historic local and regional observations, operational history, as well as quantitative analysis.
    Measured resource has the highest level of confidence for the estimated quantity and quality based on the geological evidence and sampling. A set of criteria (Table 11-3) on the degree of uncertainty is assessed and the low degree of uncertainty normally corresponds to the category of Measured resource.
    Indicated resource has a lower level of confidence than the Measured resource, but a higher level of confidence than the Inferred resource. A set of criteria Table 11-3) on the degree of uncertainty is assessed and the medium degree of uncertainty normally corresponds to the category of Indicated resource.
    Inferred resource has the lowest level of confidence. A set of criteria (Table 11-3) on the degree of uncertainty is assessed and the high degree of uncertainty normally corresponds to the category of Inferred resource.
NARM has a long mining history with operations spanning many decades. Geology is well understood because of extensive exploration and mining activities. The understanding of seam splits, coal thickness and quality variations have been well established from the 19 miles of open mining faces, 33 square miles of mined-out areas, as well as extensive exploration data including oil and gas well information across the basin. This geologic knowledge, along with current active operations to the north and south substantiates geologic confidence within the current reserve area. Densely spaced boreholes have been drilled along burn-lines and geological complex seam split areas to define the areas of higher structural complexity. The uncertainty of unknown geologic features is well confined with a minimum area of impact to the overall deposit. Infill exploration drilling programs are completed each year to attain a tighter drill hole spacing averaging 1,000 to 1,500 feet. These exploration programs typically consist of 15 to 40 drill holes within three to five years ahead of projected mining areas and provide operations with a finer detail for short-term coal quality blending optimization. This has minimal if any effect on the deposit over the medium and long-term ranges.

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Drill Hole Spacing Analysis (DHSA) is a quantitative analysis assessing the estimation precision from known points of observation. It intends to understand geologic uncertainty across the deposit. The generalized steps in the process are exploratory data analysis, domaining when necessary, variography, and deriving classification radii from global estimation precision. The precision tolerances of the estimation are evaluated for parameters of coal thickness and raw ash normally for an area equivalent to five to ten years of production. These precision tolerances, developed by Bertoli et al (2013), are 10%, 20%, 50% at a 95% confidence for Measured, Indicated, and Inferred respectively. Considering the long operating history and relatively simple geology, the classification radii from the DHSA are used as one of the main considerations for resource classification.
The highest variability derived from Drill Hole Spacing Analysis is 3370, 6390, and 15485 ft radii for the degree of uncertainty. Based on the QP’s experience, the radii derived from DHSA may not be sufficient to delineate the split-line and monocline areas which are the important structures and can affect the resource estimates. It is recommended to use 1600 ft for measured, 3200 ft for indicated, and 6400 ft for inferred based on the observations from these geologic features. The drillhole radii used for the degree of uncertainty is shown in Table 11-2 and Figure 11-2 with the overall result used for the resource classification.
Table 11-2. Resource Classification Radii in feet from DHSA

Domain	Seam	Parameter	Measured	Indicated	Inferred
East	WA	Thickness	8,325	16,165	39,680
	WA	Raw Ash	4,830	9,175	22,195
West	WA	Thickness	4,305	8,290	20,300
	WA	Raw Ash	3,370	6,390	15,485
Overall	WA	Structural Features	1,600	3,200	6,400

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Table 11-3. Degree of Uncertainty

Source	Degree of Uncertainty
	Low	Medium	High
Exploration	No significant issues. Protocols consistent with industry standards.	Chip samples from blast holes used in the past, but none recently added to model. Minor impact on resource estimation due to being mined through and excluded from resource and reserve estimates.
Sampling method	Standard operating procedure done companywide.	Northwest area can have highly fractured coal from CBM wells with lower coal core recovery compared to other areas. If <80%, data not used. Quality is extremely consistent over this area.
Sample Prep/Analysis	On site, ASTM accredited and independent contracted lab - consistent with industry standards.	Increased uncertainty for older cores done at offsite lab based on length of time. Only affects BTU and moisture. Infilled with newer cores for comparison checks.
Quality Assurance/Quality Control	Sample prep and analysis procedures follow ASTM and meet current industry standards. Monthly lab Round-Robbin data for checks and balances. Quality is retested to confirm anything that looks abnormal.
Data Verification	Collar and survey are checked and corrected for minor inconsistencies. Holes with unresolved inconsistencies removed. Surveyed top of coal points used to confirm drillhole structure and further define currently mined areas with minor structural variations.
Database	Location, geological and analytical data in the database verified to the QP's satisfaction. Unverified or questionable data inactivated and not used.
Geologic Modeling	Model is reconciled to production for quantity and quality on an annual basis.
Density	Random holes tested for bulk density across site. BLM approved. Additional confirmation from extensive geophysics Minimal variation in density across site with low ash variability.
Quantitative analysis (Drillhole Spacing Analysis )	Separate West and East domains due to monocline changes thickness. Ash is the main constraint from the Drillhole Spacing Analysis. Drillhole radii: East <4,830 ft West < 3,370 ft	Other quality has higher variability such as sodium and moisture. They are managed through blending. They are not limiting factors for the resources. Drillhole radii: East <9,175 ft West < 6,390 ft	Drillhole radii East <22,195 ft West < 15,485 ft
Other Classification Criteria	Based on the QP’s experience, the radii derived from DHSA might not be sufficient to delineate the split-line and monocline areas which are the important structures that can affect the resource estimates. The drill hole spacing which confines those structure is:
	< 1,600 ft drillhole radii	< 3,200 ft drillhole radii	drillhole radii < 6,400 ft
Cut Off Criteria (Cut-off grade and metallurgic recovery)	The cutoff grade is not practical for this deposit since quality and thickness very consistent. Quality is managed through blending. Strip ratio increases gradually, but the existing pit lengths allows average mineable strip ratio.
Mining Methods	Mature mining technology at existing operation.
Costs	Long operating history with low cost variation.
Prices	Well established market with large number of longtime customers.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Figure 11-2. Resource Classification Polygons

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
11.4.    Coal Resource Estimates
NARM reports zero coal resources exclusive of the coal reserves and all coal resources are converted to the coal reserves. Besides the coal lease boundary, the main limits are the burn-lines that occur along the WA seam outcrops along the east edge.
The geological and mining conditions from historic mining are similar to the criteria used to develop the resource areas. Since the resource area is inclusive of the reserve area, the resource estimates are fully supported by the LOM and economic analysis in the following sections, the same as the reserve estimates.
The information of the coal resources and all supporting documents are stored and kept as a record internally. The processes are followed every year to review, update, validate and document the resource estimates.
11.5.    Coal Resource Statement
The coal resources are determined as part of the overall process and form the basis for the coal reserves estimates. Estimation of the coal resources is mainly determined by geologic criteria and property control boundaries along with the potential of current or future economic viability utilizing available mining technologies. There are no coal resources exclusive of reserves at NARM. Coal resource estimates list in Table 11-4 are on an in-situ basis for the Wyodak Anderson Coal Zone and they are all been converted to coal reserves.
Table 11-4. Coal Reserves Table

Seam	Classification	Coal Area	Coal Resources	Thickness	Depth	Density
		(Acres)	(In Situ tons in millions, inclusive of reserves)	(feet)	(feet)	(Tons per Acre-Foot)
WA	Measured	12,347	1,497	70	321	1,742
	Indicated	900	116	75	382	1,742
	TOTAL	13,247	1,613	70	325	1,742

11.6.    Comments from Qualified Person(s)
It is the opinion of the Qualified Person that there are no material issues to influence the reasonable prospect for economic extraction. All resources are converted to reserves and they are further addressed in the reserve statement.
NARM has adequate exploration data to determine coal resources and reserves. Future exploration work will be undertaken to continue the support to the current and ongoing operations. This includes continuing to maintain adequate core spacing at a minimum of five years ahead of mining. It is the opinion of the QP that there are no current geologic or technical factors that are likely to influence the prospect of economic extraction.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
12.     COAL RESERVE ESTIMATES
12.1.    Introduction
The Life of Mine Plan (LOM) is the key process to support reserve reporting. The mine plan considers the mining loss, coal shipment qualities, strip ratio, equipment capacities and production rates and schedules as well as necessary capital purchases or replacements. Besides the pit design and mining sequence which are discussed in section 13, the primary limit boundaries for NARM’s coal reserves are the coal lease, the mined-out area, and the burn-lines.The mining methods historically adopted by NARM and the projected economic results demonstrate that the coal in the mine plan is economically mineable based on current market assumptions. The details regarding the marketing and pricing assumptions are included in sections 16 and 19. The entire mine plan, which supports the coal reserves, is inside of the boundary where Peabody has the coal lease. NARM is a current mining operation with all required permits, approvals, and infrastructures to carry out continued production. The key assumptions in the mine plan and economic analysis are supported by historic performance. Unless otherwise specified, the quantity for coal reserves is reported as the saleable product and the qualities are on the shipped basis.
12.2.    Coal Reserve Estimates
12.2.1.    Reserve Classification
The geologic model described in section 11.2 is used for the LOM plan. All coal within the mine plan area is considered to be either Measured or Indicated resources as discussed in section 11. The Measured resources are reported as the Proven reserves and the Indicated resources as Probable reserves. There are no other modifying factors that are significant enough to prompt excluding reserve tonnage from the LOM plan or downgrade the reserve classification from proven to probable classification.
12.2.2.    Mining Loss and Dilution
The overall projected recovery factor from the Wyodak Anderson seam as the in situ coal defined in the coal resource is approximately 92 percent. The main coal losses include approximately twelve inches from the top and bottom of the seam, and coal barriers left at each cut for spoil stability. These losses are considered normal mining losses. This recovery percentage is based on historic reconciliation by pit, which is approved in the latest R2P2 by the Bureau of Land Management under the US Department of the Interior.
Other coal not included in the mine plan is the coal barrier left along the lease boundaries, at box cuts, and between mining blocks for safety purposes (up to approximately 50 feet in width).
NARM does not have a coal washing plant and therefore the coal mining process requires dilution to be minimized to meet customer quality specifications. The coal top is cleaned to hard coal and the floor stays above the higher ash gradational contact at the base.
12.2.3.    Coal Product Quality
The sales contracts are normally based on the qualities as shipped on the train. One main uncertainty is moisture in coal which consists of the inherent moisture and surface moisture. The inherent moisture in the Powder River Basin is relatively high (around 30%), but inconsistent across the large area at NARM. In general, moisture is highest in the east and lowest in the west. This is because the scoria in the east acts as a conduit for surface water to flow. The water travels to the areas of least resistance and therefore the coal acts as an aquifer transferring the water to lower elevations toward the west. The

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moisture is prone to the variation in weather (rain, snow, sun) and the exposure to air once it is uncovered.
Equilibrium (EQ) moisture is not a good representation for shipped moisture in Powder River Basin coals. The younger, more immature sub-bituminous coals have larger pore space. The EQ moisture is almost always lower (>1%) than shipped moisture. Therefore, total core moisture is a better representation of shipped moisture and is used for the final moisture adjustment. Ash, BTU and sulfur, are analyzed and reported on a dry basis and calculated as the product or “as shipped” qualities based on estimated shipment moisture.
Besides the conversion to an as-received basis using the total moisture, additional adjustments are used to adjust the quality parameters for short-term blending and shipment requirements. These adjustments are relatively small and only reflect the variance from the annual reconciliation. Adjustments are made for individual areas. They follow planned pit areas or boundaries with significant geological changes, such as the split lines. The adjustment areas are re-evaluated and updated at every quality model revision to closely reflect current production quality. The most recent adjustments are in Table 12-1.
Table 12-1. Quality Adjustment Factors

Parameter	Average Adjustment	Minimum Adjustment	Maximum Adjustment
Core Moisture (%)	-0.7	-0.25	-1.05
MAFBTU (Moisture and Ash Free BTU)	+45	+5	+65
Ash (%), as received (with core moisture)	+0.5	+0.15	+0.7
Sulfur (%), as received (with core moisture)	0.00	-0.01	+0.01
Sodium Oxide (%) (Mineral Analysis of Ash)	-0.1	-0.4	+0.1

*BTU is recalculated from adjusted MAFBTU, Ash, and Moisture
12.2.4.    Reporting
The assumptions for reserve estimates are verified periodically against actual production. Coal tonnage and quality reconciliation are carried out by comparing the actual production and shipped quality to the predictions of the geologic and mining model monthly. The actual monthly mining block areas are computed against the models. The output is compared to the actual production and shipment quality. Conversions from lab test results to projected shipment quality are fine-tuned according to annual reconciliation results to better project short-term blending and shipment requirements. The main quality parameters for blending consideration include BTU and Sodium. Coal recovery percentages are calculated monthly. Quarterly reports are provided to the Bureau of Land Management to ensure the compliance of R2P2.
The information for the coal reserves and all supporting documents are stored and kept as a record internally. The processes are followed every year to review, update, validate and document the reserve estimates.
12.3.    Coal Reserves Statement
The LOM planning in section 13.3 was completed in July of 2021. The coal reserves are re-estimated using true-up face position as of December 31, 2021. The difference is not material to trigger an

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updated LOM plan. The main factors for the differences between the LOM plan and the estimated reserves at the end of the year include:
•Projected coal production for 2021 was 65 million tons in the LOM plan. The actual coal production for 2021 was 62.8 million tons.
•Improved actual recovery for 2021 was 92.5% vs 92% planned.
•The mined-out boundary in the northeast area has been updated from the original estimated boundary in the LOM plan.
•An updated geologic model since the LOM plan.
Table 12-2 lists all coal reserve estimates as a shipped product with the key coal quality parameters on an as-shipped moisture basis. The reserve statement has an effective date of December 31, 2021. The total reserve is estimated to be 1,484 million tons of coal reserves. The corresponding reserve boundary is shown in Figure 12-1.
Table 12-2. Coal Reserves Statement

Seam	Classification	Coal Area	Coal Reserves	Thickness	Depth	Density	Moisture %	Ash %	BTU	Sulfur %
		(Acres)	(Recoverable in millions)	(feet)	(feet)	(Tons per Acre-Foot)	(As Shipped)	(As Shipped)	(As Shipped)	(As Shipped)
WA	Proven	12,347	1,378	70	321	1,742	27.1	4.4	8,889	0.19
	Probable	900	106	75	382	1,742	26.5	4.4	8,965	0.18
	TOTAL	13,247	1,484	70	325	1,742	27.0	4.4	8,895	0.19

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Figure 12-1. Reserve Boundaries (by Pit areas)

12.4.    Comments from Qualified Person(s)
It is the opinion of the Qualified Person that the geological features around the reserve area have been adequately defined and other modifying factors which could materially affect the reserve are all addressed. The long operational history further demonstrates that the reserve is economically mineable. The coal reserve estimate could be affected by the data accuracy, uncertainty from geological interpretation, as well as mine planning assumptions. Those factors normally don’t pose any material risks for the overall reserve estimates at NARM. However, other external risks, including

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
unexpected geologic/geotechnical hazards, infrastructure or facility failures caused by natural disasters, changes in laws and regulations, and domestic coal demand and supply, are not controllable by the company and could affect the Life of Mine Plan.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
13.    MINING METHODS
13.1.    Introduction
The relatively shallow and very thick coal seam at this deposit determines that the most efficient mining method is the surface striping method which utilizes a combination of processes, including truck and shovel, cast blasting and dozing, dragline, etc. As a result of the high volume of sales with a wide range of quality requirements, the mining operation consists of multiple open pits mainly in four mining areas: West, North, East, and NARM North.
13.2.    Mine Design
13.2.1.    Geotechnical Considerations
Prudent engineering designs and practices are used in the ground control designs for highwall and spoil bank stability to ensure safe working conditions. Detailed geotechnical analyses have been performed by qualified third-party and in-house geotechnical experts and professional engineers on the principal pit areas at NARM. These historical analyses, along with any updated drilling data and real time spoil and highwall observation help to define the parameters for the current mine plan and design. Experience and repetition is important as well as the proper utilization of the theories of soil and rock mechanics, structural geology and hydrology. With experience from similar and/or like conditions, highwall and spoil heights and face and spoil angles are regularly varied to match existing overburden and spoil characteristics and hydrology to maintain stable conditions. Highwalls are cut to stable angles with backhoes, dozers, shovels and draglines, as required.
A comprehensive rock testing program at NARM has established reliable inputs for highwall stability analysis. The analysis indicates that irrespective of the rock type and their thickness in the overburden, the global minimum safety factor is more than 1.6 in the absence of any water table. The safety factor decreases as the water level rises above the coal seam. For the typical highwall layout used at NARM, the minimum global safety factor of the wall is well over 1.2 for water tables up to 150ft above the coal seam (to be precise the safety factor falls to about 1.2 when the water table is at 160ft above the coal seam). Given that a minimum of 1.15 to 1.2 threshold safety factors have been used historically in the Powder River Basin, the analysis in this note indicates that the current highwall design at NARM meets or exceeds this design criterion.
Conventional and cast blasting methods are generally used to fracture and fragment overburden and coal. After the cast blast and before the dragline operation, the backhoes are utilized to remove the shot material in the highwall and scale the highwall back to competent material down to a dragline bench operating level. Dozers are used to push more blasted material into the previous pit where the coal has been removed and at the same time prepare the working bench for the dragline. The dragline typically mines cuts that are 220 feet wide and with a bench height of 140-220 feet. The dragline is typically positioned on the spoil side of the pit when removing this remaining overburden. This allows for much of the dragline's spoil material to be stacked further from the low wall crest to reduce the overall spoil bank slope angle (internal angle of friction) to approximately the natural angle of repose of the shot material and thus minimize the risk of spoil slope failures or loose material rolling into the pit area. Other equipment, including shovel and trucks, backhoe and trucks, front end loader and trucks or dozers, may be used to move the overburden above the coal instead of and/or in conjunction with the dragline system. The truck/shovel benches will generally be 55 feet high. Dragline deadheading setback is limited to a minimum of 20' from the crest of the low wall spoil bench. Dragline bench height and spoil bank angle are varied based on site-specific conditions. A typical pit dimension is shown in Figure 13-1.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Figure 13-1. Typical Pit Dimension

13.2.2.    Hydrological Considerations
Ahead of the mine, NARM maintains of extensive flood control system consisting of reservoirs, contour ditches, pumps, and pipelines. Most are capable of capturing the 100-year 24-hour runoff event. Water is pumped from flood control reservoirs to water supply reservoirs within the mine from where it is utilized for dust suppression or moved through sediment traps and later discharged to downstream waters. The water is of high quality and is suitable for discharge to native streams. Behind the pits, water is captured in sumps constructed in the backfill and these are pumped to the same water supply reservoirs when water is captured.
Water captured in the pits consists of periodic flood water and groundwater. This water is also pumped to water supply reservoirs for use or discharge. The drainage area of the pits is kept as small as possible to limit runoff to the pits. In the event of large storms, plans are put in place to utilize additional pumping capacity to pump out the pits and keep normal production in progress.
To improve stability in advance of mining, dewatering may be done to limit the amount of groundwater in the overburden, coal, and the Fort Union Formation below the coal. For the overburden, dewatering wells have been drilled with the main focus area being in the vicinity of Porcupine Creek. Dewatering of the coal and Fort Union Formation below the pits pit floors is conducted by blasting of the floor immediately below the pits. Shallow sumps have also been drilled for dewatering of alluvium in streams ahead of the pits.
A water management plan is utilized at the mine to document the many reservoirs, water supplies, pipelines, and uses at the mine. The largest source of water at the mine is currently the dewatering field near Porcupine Creek, but this is a recent development and it is not expected to remain so in the future. The other main water supply is nine deepwater production wells in the Fort Union or Fox Hills Formation, which are supplemented by a few shallow production wells located in the scoria. Water captured in flood control reservoirs and pumped to water supply reservoirs also may provide a significant water supply in some years. Most water supply reservoirs are connected to other water supply reservoirs by permanently installed or temporary pipelines in order that water may be moved to parts of the mine where it is needed.
The major uses of water at the mine are haul road dust suppression, coal plant dust suppression, and treatment of loaded rail cars with chemical topper. Potable water and livestock use are relatively minor uses of water at NARM. Most coal plant dust suppression water is recaptured and recycled for further use in the plant or for haul road dust suppression.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Water at NARM is discharged to native streams downstream of the mine through numerous sedimentation reservoirs as permitted through the mine’s Wyoming Pollution Discharge Elimination System (WYPDES) permit. Effluent monitoring is required under the permit. Sediment is the main pollutant being treated for at the mine and there have been very few exceedances in the history of the mine. Non-point source discharge is allowed under the mine’s WYPDES stormwater permit. All reservoirs at the mine are permitted by both the Wyoming Department of Environmental Quality, Land Quality Division (WDEQ/LQD) and the Wyoming State Engineers Office (WSEO). All water supply and dewatering wells are permitted by the WSEO and water production is reported annually to the agency.
The NARM WDEQ/LQD permit requires documentation of the cumulative hydrologic impacts and protection of the hydrologic balance. Annual reporting to the agency is conducted for the large groundwater and surface water monitoring network at the mine.
13.3.    Mine Plan
13.3.1.    Mining Process
The mine employs conventional truck/shovel methods, utilizing multiple P&H 4100 shovels and end-dump trucks, and dragline methods utilizing two Bucyrus-Erie 2570 draglines, a Marion 8200 dragline, and a Bucyrus-Erie 1570 dragline with cast/doze and truck/shovel pre-benching operations to remove overburden material where necessary. The methods for controlling highwall and spoil bank stability described here are general and may be modified as conditions warrant. The attached exhibit, Figure 13-2, illustrates typical mining methods. The methods shown may be modified based on localized geological conditions encountered.
Generally, Truck/shovel system is utilized to strip overburden down to a consistent cast bench height and then a cast blasting, dozer push and dragline stripping system is utilized to uncover the coal. Truck/shovel may assist with dragline system burden as necessity requires. There may also be times during the life of the mine that traditional truck/shovel overburden stripping may be utilized in pits that have an insufficient length for a dragline system.
In general, after the topsoil has been removed from the surface of the uppermost bench, the overburden is mined by dragline and/or truck/shovel fleets in a series of lifts, with the bench heights varying in relation to the total overburden thickness. Blasting is usually required to fragment the overburden.
Cast blasting will be employed in almost all pits to optimize cost and operational effectiveness. As overburden gets thicker and geologic, hydrologic, and geotechnical conditions warrant, cast blasting or a cast blasting/dozer push system is often employed to enhance the system’s efficiency. This mining method will result in a small coal wedge that is left partially un-recovered for spoil stability.
Overburden removal and backfilling is generally one continuous operation with spoil material being transported to mined-out areas in a series of stair-step lifts. The backfill area is shaped to conform to approved post-mining topography. Pre-mining and pre-topsoil replacement sampling programs ensure that backfill material is placed appropriately to meet sub-soil quality parameters. Top soiling typically occurs within a year of final backfilling. Revegetation begins in the first suitable season following topsoil replacement.
Coal will generally be mined in one bench in the North, East, and NARM North areas whereas two benches are presently used in the southern portion of the West mining area where there is a parting

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
layer of varying thickness, located approximately midway in the coal seam, separating the coal into Upper (WA1) and Lower (WA2) coal benches/seams. Although this layer also exists in the northern portion of the West Pit, it is too thin to be significant, and operational constraints generally determine the height of the two coal benches. This major interburden waste layer (found primarily on leases WYW154001, WYW180753, WYW180754, and WYW176095) will be removed by either a truck/shovel fleet or a dragline though dozers, scrapers and front-end loaders may also be used. It should be noted, however, that two benches may also be used in any pit because of the presence of parting, equipment digging height constraints, and/or adverse conditions. The operation doesn’t have coal washing facility and the coal mining process cleans the coal top and bottom very thoroughly in order to control the product quality. More discussion regarding the dilution and recovery is included in section 12.2.2.
Figure 13-2. Mining Methods
13.3.2.    Production Schedule
The North Antelope Rochelle Mine presently operates 24 hours per day.
Coal and overburden removal is performed 12 hours/shift, 2 shifts/day, 7 days/week (weather permitting).
The LOM projected the last year of production for NARM is 2047 based on an average of 57 million tons of ROM coal and 324 million cubic yards of waste moved per annum, and a total of 1,479 million tons of coal to be mined and 8,417 million cubic yards of waste movement for the LOM. The effective

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
strip ratio for the LOM is projected to be 5.7. The detailed annual production statistics are projected in Table 13-1. The mining sequence is illustrated in Figures 13-3 through 13-7.

Table 13-1. LOM Production Projection

Production Projection	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
ROM Coal (Tons in millions)	67	67	67	67	67	65	65	65	65	65	65	60	60
Waste (Virgin Yards in millions)	297	311	307	301	298	310	316	339	335	321	334	314	308
Waste (Rehandle Yards in millions)	57	56	56	58	57	58	58	58	56	57	57	53	52

Production Projection	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
ROM Coal (Tons in millions)	60	60	60	60	60	60	50	50	50	38	32	32	23
Waste (Virgin Yards in millions)	295	288	298	302	305	291	245	251	231	188	144	131	65
Waste (Rehandle Yards in millions)	49	49	52	53	54	53	41	46	46	34	27	26	28

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Figure 13-3. LOM Mining Sequence

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

Figure 13-4. West Pits LOM Mining Sequence

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

Figure 13-5. North Pits LOM Mining Sequence

Figure 13-6. East Pits LOM Mining Sequence

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

Figure 13-7. NARM North Pits LOM Mining Sequence

13.4.    Mining Equipment and Personnel
The type of mining equipment utilized by Peabody is suitable for the mining conditions experienced and expected at NARM, with a long history of successful operation. The mine is utilizing the following mining equipment at NARM (Table 13-2).
Total LOM plan staffing increases from 1,085 employees (hourly, salaried, & temps) to approximately 1155 peak over the next eight years of the projected mine life.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Table 13-2. Major Mining Equipment

Equipment Description	# of Units	Annual Capacity (in million cubic yards)	Equipment Description	# of Units
BE 2570 Dragline Excavator (100 yd3)	1	26.5	CAT 250-Ton End-Dump Coal/Overburden Trucks	16
BE 2570-W Dragline Excavator (135 yd3)	1	36.0	Liebherr 400-Ton End-Dump Coal/Overburden Trucks	33
BE 1570-W Dragline Excavator (82 yd3)	1	21.0	Komatsu 320-Ton End-Dump Coal/Overburden Trucks	10
Marion 8200 Dragline Excavator (72 yd3)	1	25.0	Komatsu 360-Ton End-Dump Coal/Overburden Trucks	16
P&H 4100 Overburden Shovels (55-82 yd3)	7	22.0-30.0	CAT D-11 Tractor Dozers	20
P&H 4100 Coal Shovels (80 yd3)	4	21.5	CAT 834/854 Rubber-Tired Dozers	14
P&H 2800 Coal Shovels (70 yd3)	1	13.0	CAT 637/627 Wheel Tractor-Scrapers	9
Hitachi EX 3500 Front Shovel Excavator	1		CAT 24H Motor Graders	14
LeTourneau 1800/1850 Front-Loaders (55-64 yd3)	1		CAT 16G Motor Graders	4
LeTourneau 2350 Front-Loaders (70 yd3)	2	5.0	High-Volume Water Trucks	10
CAT 992 Rubber-Tired Front-End Loaders	2		Hitachi EX 2500 Trackhoe Excavators	5
Ingersoll-Rand DM Overburden/Coal Drills	11		Hitachi EX 1900 Trackhoe Excavators	1

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
14.    PROCESSING AND RECOVERY METHODS
14.1.    Introduction
The coal seam at NARM has very low inherent ash and it is extracted from the pits with minimum dilutions. The washing plant is not needed and all final products shipped to customers are ROM coal. The coal processing at NARM mainly includes sizing, conveyance, storage, and train loading.
14.2.    Process Selection and Design
The processing plants at NARM include five sites with truck dumps and crushers. They were constructed through different periods of this operation. The most recent major upgrades include an in-pit truck dump, crusher and overland conveyor system along with a central blending/loading facility along the loadout loop. These were completely operational in 2008. The current processing plants have sufficient capacity to meet the requirements in the mine plan. There are no major additions or upgrades planned in the future other than routine maintenance or periodic relocation.
14.3.    Coal Handling and Processing Plant
After the overburden has been removed, the top of the coal is cleaned by dozers, loaders or scrapers, which deposit this carbonaceous waste material in the backfill more than five feet above the post-mining water table and a minimum of four feet below the regraded backfill surface (10 feet under the 100-year floodplain channel bottom of reclaimed drainages). The coal is then drilled and blasted and loaded by electric cable shovels or large front-end loaders into 250-400-ton end-dump trucks which transport the coal from the pits to one of the five truck dump locations.
On the south side of NARM (Circuits 1-4), feeders transfer the coal to one of eight Gundlach or McLanahan feeder breaker/roll crushers where it is crushed to approximately two and one-half inches in diameter at a crushing rate of 2,500-4,000 tons/hour per crusher. Conveyor belts then transport the coal at approximately 900-1200 feet per minute to 45,000-ton slot storage or to one of five 15,000-ton silos for storage and blending. The coal is then transferred from the silos via 84-inch loadout belts to two loadout towers over the concentric loop tracks where it is loaded onto unit trains at the rate of 10,000 tons per hour per loadout.
On the north side of NARM (Circuit 5), the coal is conveyed to a secondary crushing system comprised of a Jeffrey feeder breaker and a Gundlach crusher that size it to two and one-half inches in diameter. The crushed coal is then conveyed at a nominal rate of 4,000 TPH to the top of the 50,000-ton capacity covered slot storage facility where a belt tripper system deposits the coal in selected locations in the slot. Coal is removed from the bottom of the slot using vibratory feeders. Coal is conveyed at 6,000 TPH to the top of the batch weigh system, where it is sampled and then loaded into rail cars in unit trains as they pass under the loadout bin.
The detailed coal processing plant flowsheets are shown in Figure 14-1 and Figure 14-2.
14.4.    Plant Yield
All final products shipped to customers are ROM coal. The coal loss during conveyance and crushing is negligible.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
14.5.    Energy, Water, Process Material, Personnel Requirements
The main consumables for the coal processing at NARM are electricity for crushing and conveyance, and water for dust control. The typical annual water usage is 450,000,000 gallons. This water comes from on-site deep wells and water reclaim systems. Electricity for the processing plants is not specifically metered. Total site power usage data is provided in Section 15.
A total of 86 persons are needed to operate and maintain the processing plants at NARM.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

CIRCUIT 3 (C3)
STILLING SHED
C
D
D
H
G
F
CIRCUIT 4 (C4)
STILLING SHED
E
CIRCUIT 1 (C1)
STILLING SHED
A
B
I
J
SILOS 1-3
U
V
LOAD OUT
CIRCUIT 2 (C2)
STILLING SHED
K
L
M
SLOT STORAGE
N
O
P
Q
T
R
S
SILOS 4 & 5
A. C1 HOPPERS (2), 500 TONS EACH
B. C1 60" FEED CONVEYOR, 1250 FPM, 6000 TPH
C. C3 HOPPER, 500 TONS
D. C3/C4 72" NEAR PIT CONVEYOR, 1062 FPM, 6000 TPH
E. C4 HOPPER, 500 TONS
F. C4 72" CRUSHER FEED CONVEYOR, 900 FPM, 6000 TPH
G. C4 CRUSHERS (2), 5000 TPH EACH
H. C4 72" OVERLAND CONVEYOR, 1060 FPM, 6000 TPH
I. SILOS 1-3 TRIPPER BELT/FEED SYSTEM
J. COAL SILOS 1-3, 15 KTONS EACH
K. C2 HOPPERS (2), 500 TONS EACH
L. C2 60" HOPPER RECLAIM CONVEYOR, 1320 FPM, 6000 TPH
M. C2 60" SLOT FEED CONVEYOR & TRIPPER, 872 FPM, 4000 TPH
N. SLOT STORAGE, 55 KTONS
O. 60" SLOT RECLAIM CONVEYOR, 872 FPM, 3200 TPH
P. 72" STEEP ANGLE CONVEYOR, 882 FPM, 3200 TPH
Q. 2 BELTS
60" SILO FEED CONVEYOR, 1228 FPM, 5300 TPH
48" SILO FEED CONVEYOR, 881 FPM, 3000 TPH
R. COAL SILOS 4 & 5, 15 KTONS EACH
S. 84" SILO RECLAIM CONVEYORS (2), 1130 FPM, 10000 TPH EACH
T. 84" CROSS LOOP TRANSFER CONVEYORS (2), 1130 FPM, 10000 TPH EACH
U. 84" SILO RECLAIM CONVEYORS (2), 1130 FPM, 10000 TPH EACH
V. BATCH WEIGHT LOADOUT BIN AND SAMPLING SYSTEM (2), 10000 TPH EACH
G HYDRAULIC GATES
EXISTING FOGGER

Figure 14-1. Processing Circuits 1-4

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

CIRCUIT 5 (C5)
A
B
C
D
E
AUTOMATIC SLIDE GATE
F
COAL STORAGE BARN
G
H
J
K
L
LOAD OUT
A. 535 TON HOPPER
B. (2) 90" WIDE FEEDER BREAKER 2500 TPH/EACH
C. 72" CONVEYOR, 975 FPM, 5000 TPH, 450 HP
D. ROLL-CRUSHER, 5000 TPH, -8" TO -2"
E. 60" CONVEYOR, 1075 FPM, 5000 TPH, 1000 HP (2)
F. 72" CONVEYOR, 975 FPM, 5000 TPH, 350 HP
G. COAL STORAGE BARN, 50,000 TON CAPACITY
H. SLIDE GATES @10' CENTERS & VIBRATING FEEDERS (26)
J. 72" CONVEYOR, 1050 FPM, 7000 TPH, 900 HP (2)
K. SURGE BIN, 300 TON
L. WEIGH BIN, 140 TON

Figure 14-2. Processing Circuit 5

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
15.    INFRASTRUCTURE
NARM has built extensive infrastructures to support the operations and the existing infrastructure is sufficient to support the current mine plan. The main infrastructures are centralized on the north and south sides of active pits as in Figure 15-1. All infrastructures will require routine maintenance, and some might require periodic relocation. There is no on-site accommodation or camp. All personnel is from nearby towns and they drive in or out to the operations.
NARM has numerous administration buildings, shops, and warehouses located on the south and north sides of active pits. Those buildings and facilities supported a maximum of 1400 employees (salaried and hourly) and 118 million tons production through history. They are sufficient to support all activities projected in the current mine plan.
NARM’s fuel storage consists of 19 locations using above-ground steel tanks. Storage capacity of the various sites ranges from 2,000 to 677,000 gallons. Permanent storage locations all have secondary containment structures - a facility pond for the large diesel “Mega” tank (677,000 gallon capacity) and steel or concrete tubs for the others. For the semi-permanent locations without secondary containment structures, double-wall tanks are used.
Four types of fuel are stored on site (with storage capacities in gallons):
o    Diesel (14 locations)        900,000
o    Gasoline (3 locations)         30,000
o    #1 Diesel (1 location)         10,000
o    On-Road Diesel (1 location)     8,000
NARM’s on-site storage of explosives, blasting agents, and oxidizers is fully compliant with state and federal rules and regulations for such facilities. Based on present usage, NARM has enough storage capacity for 3 to 4 days of use for these materials.
NARM has established all required roads for off-highway trucks and light vehicles to support daily operations. There is sufficient equipment, such as dozers, graders, water trucks, to continue to maintain and relocate those roads as needed for the current mine plan.
Coal mined from active pits at the mine site is hauled to the storages located near either south or north loadouts before processing and transported by trains. The south loading facility is connected with Burlington Northern Santa Fe and Union Pacific railroads’ joint trackage through two concentric loop tracks, each capable of handling 150 cars per unit train. This loading facility comprises two loadouts, each capable of handling 10,000 tons of coal an hour. The north loading facility is connected to the joint trackage with one loop track which can handle 150 cars per unit train and loads 10,000 tons of coal per hour.
The operation doesn’t have open coal stockpiles and it keeps uncovered coal in the pits. On the south side of NARM, the coal is stored in the 45,000-ton slot storage or one of the five 15,000-ton silos near the train loadouts. On the north side of NARM, the coal is stored in the 50,000-ton slot storage facility.
NARM has placed numerous Overburden stockpiles as well as Topsoil stockpiles around the mine site. The main purpose of the stockpiles is for the development of a new pit. Most all of the Overburden piles on the site would have been placed at the original excavation site of the first pits at North Antelope and

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Rochelle mines. The majority of these piles were placed strategically such that they do not have to be moved again, except in the cases where they are needed for final reclamation. Topsoil piles may be placed strategically ahead of the pit or behind the pit in the backfill. These piles will be later excavated and placed on the final graded ground.
Power is supplied by the Powder River Energy Corporation through the Teckla Substation which is about 30 miles south of Wright and adjacent to the west boundary of the operation. The substation has the primary voltage and secondary voltage of 230kv and 69kv respectively. The main power consumption is for draglines, electric shovels, crushers, conveyors, etc. The typical projected consumption is approximately 260,000,000 kWh/year.
The infrastructure for water supply and management is discussed in Section 13.2.2.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE

NARM NORTH RAIL SPUR & LOOP
CIRCUIT 5
BNSF & UP JOINT LINE -TRIPLE TRACKS
NARM SPUR & RAIL LOOP
CIRCUITS 1-4
1"=7500'
A
NARM NORTH (C5) RAIL LOOP &
COAL HANDLING FACILITIES
TARE SCALE
BATCH WEIGH
SLOT STORAGE
NEAR PIT CONVEYOR
ANALYZER
CRUSHER
C5 HOPPER
1"=2000'
B
NARM (C1-4) RAIL LOOP &
COAL HANDLING FACILITIES
C3 HOPPER
C2 HOPPER
TRANSFER FACILITY
LOADOUT FACILITY
SLOT STORAGE
SILO 4
SILO 5
TRANSFER FACILITY
SILO 3
SILO 2
SILO 1
TRANSFER FACIUTY
BLEND CONVEYORS
C1 HOPPER
1"=2000'

Figure 15-1. Train Loadout and Rail

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
16.    MARKET STUDIES AND MATERIAL CONTRACTS
16.1.    Introduction
NARM is an active operation with a well-established customer basis in the United States and the market has been very well defined for the domestic thermal power generation. The pricing used to establish coal reserves were established and provided by the Company. The Company provided more information regarding to its internal processes of pricing forecast in its 10K filing.
16.2.    Product and Market
NARM supplies coal to domestic power generation plants as a thermal product with various heating values along with other quality parameters. The main products supplied by NARM are summarized in Table 16-1. In 2021, NARM shipped coal products to over 70 power plants in the U.S.
NARM expects to continue selling a significant portion of coal production under long-term supply agreements with initial terms of one year or longer, and customers of those segments generally favor long-term sales agreements in recognition of the importance of reliability, service and predictable coal prices to their operations. The terms of coal supply agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of those agreements may vary in many respects, including price adjustment features, price reopener terms, coal quality requirements, quantity parameters, permitted sources of supply, treatment of environmental constraints, extension options, force majeure and termination and assignment provisions. The Company’s approach is to selectively renew, or enter into new, long-term supply agreements when it can do so at prices and terms and conditions we believe are favorable.
Table 16-1. Product Types and Qualities

Product	BTU/lb
Product #1	8600
Product #2	8700
Product #3	8800

16.3.    Market Outlook
Besides other coal mines as competitors for NARM, natural gas is the most significant substitute for thermal coal for electricity generation and can be one of the largest drivers of shifts in supply and demand and pricing. The build-out of renewable generation and subsidized power can also be a key driver of power market pricing and hence coal prices.
Coal is expected to remain an important piece of the U.S. electric generation mix, albeit declining from current levels. The Company expects coal-fueled plant retirements to continue to negatively impact future coal demand. The combination of fluctuations in natural gas prices, growth in renewable generation and other competing fuels, and policy and regulations, among other things, are expected to continue to be a key determinant of future U.S. coal demand.
16.4.    Material Contracts
Based on current customer nominations, NARM has majority of the coal priced for delivery in 2022. The company continues to closely monitor market conditions and to negotiate sales contracts for future

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
years. The future sales will be dependent on general economic conditions, weather, natural gas prices and other factors. Price forecasts, supply and demand models and other key assumptions and analyses used to establish the reserves are developed internally and stress-tested against independent third-party research not commissioned by us to confirm the conclusions reached through our analytical processes, and our price forecasts fall within the ranges of the projections included in this third-party research. The development of the analyses, price forecasts, supply and demand models and related assumptions are subject to multiple levels of management review.
NARM has all supply and service contracts in place to provide necessary materials and services for the current and future operation. Table 16-2 includes the key contracts for the operation.

Table 16-2. Material and Service Contracts

Material Type	Supplier	Comments
Explosives	Dyno Nobel	Existing ‘Requirements’ supply contract with option for renewal
Fuel	Wyoming Refining	Existing ‘Requirements’ supply contract
Electric Power	Powder River Energy Corporation	Existing ‘Requirements’ supply with evergreen term.
Tires	Michelin/Bridgestone	Existing supply contracts with various terms.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
17.    ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT
17.1.    Environment Studies
There have been numerous environmental studies conducted for the North Antelope Rochelle Mine (NARM). These studies supported permitting and leasing actions at the state and federal levels.
At the federal level, studies have been conducted under the National Environmental Policy Act (NEPA) and included Environmental Impact Statements (EIS), Environmental Assessments (EA) and Categorical Exclusions (CE). Specifically, these supported coal leasing by the Bureau of Land Management (BLM), Mine Plan Approvals by the Office of Surface Mining Reclamation and Enforcement (OSMRE) and Special Use Permits and scoria leasing by the US Forest Service (USFS).
At the state level, the above-listed studies are relied upon and additional baseline studies have been conducted to support Wyoming Department of Environmental Quality Land Quality Division (LQD) surface coal mine permitting. These studies covered the topics of land use, archaeology, paleontology, climatology, geology, hydrology, soil, vegetation, wildlife, wetlands, and alluvial valley floors, which are presented in the LQD surface mining permit. For the Wyoming Department of Environmental Quality Air Quality Division (AQD), numerous air dispersion modeling studies have been conducted to support air permit applications.
Results of these studies supported agency findings and authorizations for coal leasing and mining. The resultant agency decisions allowed mining and reclamation activities to proceed in compliance with state and federal requirements.
There are no current requirements for additional work or studies on the above-mentioned studies.
17.2.    Permitting
As of December 31, 2021, all required licenses and permits are in place for all activities at the operation of NARM. Table 17-1 lists major permits at NARM.
Surface coal mining operations in Wyoming are required to obtain other permits and leases to conduct support activities. Other permits held by NARM include but are not limited to special use permits; permits for the appropriation of groundwater and surface water; permits for sewage, water supply, and waste; state and federal wildlife permits; and federal permit to mine and mine plan approvals. Many of these permits require regular monitoring, reporting and renewals.
Based on historical permitting efforts and the anticipated reserve life, no obstacles to permitting are anticipated.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Table 17-1. Permit List

Permit No.	Regulatory Agency	Issue Date	Renewal/ Expiration Date	Description
569	Wyoming Department of Environmental Quality Land Quality Division	Originally issued December 6, 1984 (most recently renewed June 27, 2019)	Renewal - June 26, 2024	Wyoming Permit to Mine (Also referred to as the SMCRA Surface Mine Permit)
Wyoming has primacy for the Surface Mining Control and Reclamation Act (SMCRA). This permit authorizes surface coal mining and reclamation activities. The premining land use consists of primarily grazingland. The approved postmining land use is grazingland which includes domestic livestock grazing and use by wildlife. The reclamation plan describes the required activities to meet state reclamation standards for the approved postmining land use. The plan addresses: construction of post mining topography (including streams, reservoirs, playas), topsoil salvage and replacement, revegetation, wildlife habitat establishment, and wetlands construction. Annual reporting and associated monitoring, renewals, and revisions (as needed) are required to maintain the permit.
P0025594*	Wyoming Department of Environmental Quality Air Quality Division	October 22, 2019	Expiration - 2034	Wyoming Air Quality Permit to Construct and Operate
This permit authorizes coal production and all associated material movement, haulage and coal processing. Appropriate control measures, monitoring, reporting and periodic notifications are required to maintain the permit.
WY-0028177*	Wyoming Department of Environmental Quality Water Quality Division	July 1, 2018	Renewal - June 30, 2023	Wyoming Pollutant Discharge Elimination System Permit
This permit authorizes the discharge of water from mine-related point sources into waters of the state. Regular monitoring, reporting, revisions and treatment (as needed) are required to maintain the permit
WYR000349*	Wyoming Department of Environmental Quality Water Quality Division	March 1, 2018	Renewal – August 31, 2022	Authorization to Discharge Stormwater Associated with Industrial Activities Under the Wyoming Pollutant Discharge Elimination System
This permit authorizes the discharge of water from mine-related non-point sources into waters of the state. Regular monitoring and maintenance of the best management practice devises used for treatment are required to maintain the permit
Authorization Letter*	US Army Corps of Engineers	May 22, 2017	Renewal - May 22, 2022	Jurisdictional determination for waters of the US
This decision confirms that US Army Corps of Engineers authorization is not required for coal mining activities due to mine plans that avoid potential jurisdictional wetlands through May of 2022. No work is required to maintain this authorization.
* These represent the current permit and associated issue date. Since 1984, all permits/authorizations have been maintained.

17.3.    Social and Community Impact
NARM’s primary contribution to the community is through employment opportunities and at the end of 2021 NARM employed 1,085 people including 93 temporary employees. Direct and indirect economic benefits to local communities were provided through wages, taxes, capital investments, and vendor contracts. At the state and local level, the taxes paid by NARM included ad valorem, severance, real estate property, personal property, sales, and unemployment. At the federal level, NARM paid reclamation fees (Abandoned Mine Land Program), black lung tax and royalties on coal sales.
NARM is located in a rural setting and is required to conduct environmental monitoring to determine compliance with regulatory requirements that protect people and the environment. Routine monitoring includes particulate matter, surface water discharges; groundwater for level and quality; wildlife species and use; and revegetation species and amounts. Results are reported to the appropriate regulatory agencies.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
NARM also employs numerous operational controls to ensure mining activities occur according to regulatory requirements. The following are examples of controls that protect the surrounding community.
•Blasting activity is performed according to the requirements of the LQD. The risk to local landowners and the surrounding community is minimized through the use of blasting controls. These controls include road guards, appropriately designed shots, pre-blast notifications, warning sirens, seismographs, proper handling of explosives, post-blast monitoring, and training and certification of personnel.
•Dust control follows the requirements of the AQD. Roads are treated with water and chemicals on a regular basis. Reclamation occurs in a contemporaneous fashion to ensure bare soil is stabilized. Specific areas of disturbance are ripped to stabilize the surface against wind erosion. Various dust control technologies are utilized for coal handling processes such as stilling sheds, transfer point enclosures and covered conveyors.
•All surface water runoff from disturbed areas is required to pass through sediment control, as required by LQD. NARM uses diversion ditches and berms to direct runoff through designed sediment control structures. These structures include sedimentation ponds, alternative sediment control measures (check dams, silt fences, etc.), and in-pit sumps.
As part of the regulatory process with several agencies, NARM provides notices to the public and interested parties about various activities. This includes notices of certain permitting, blasting, bond release, or other actions. These notices provide the opportunity to participate in the respective actions.
In 2020-2021, engagement with local communities was greatly limited due to COVID-19 pandemic. In past years, NARM has participated in Wyoming State Fair, job fairs, classroom presentations, tours, etc.
17.4.    Mine Reclamation and Closure
Land reclamation is a vital part of the mining life cycle that is integrated with the mining process. Reclamation occurs on an ongoing contemporary basis as soon as land becomes available to create a safe, stable and sustainable landform that benefits generations to follow. Reclamation is undertaken on a progressive basis with consultation between the environmental, technical services and production teams. In any given year, land reclamation activities can vary due to production needs, mine development, weather conditions, or other unforeseen factors.
Besides the contemporaneous reclamation activities consisting primarily of grading, topsoil replacement and re-vegetation of backfilled pit areas, the operation also estimates its liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free rate. It is recorded as an Asset Retirement Obligation (ARO) asset associated with the discounted liability for final reclamation and mine closure. The obligation and corresponding asset are recognized in the period in which the liability is incurred. The ARO asset is amortized on the units-of-production method over its expected life and the ARO liability is accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs or changes in the timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-free rate. ARO estimates are reviewed and updated annually at a minimum. The estimated ARO for the LOM is shown in Table 17-2.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Table 17-2. Discounted Asset Retirement Obligation Estimates

Category	ARO as End of Projected Mine Life (US$ in millions)
Current ARO	9
Ongoing	12
Support Areas	98
Mine Closing	3
Total Liability	122
Water Management at NARM will continue through bond release and removal of the permitted NPDES outfalls. Through the use of pumps, diversion ditches, and berms, water is directed to approved sediment control/discharge structures at which time the discharge is periodically tested for quality as required by the appropriate regulatory agencies. Dewatering occurs to facilitate stability during active mining and will continue through reclamation. Coal waste at NARM is minimal as the primary methods for preparation include utilizing dozers to clean the top layer of coal and crushing to a desired size. The waste produced during through the dozing of the uppermost layer of the coal seam is deposited in the backfill more than five feet above the post-mining water table and a minimum of four feet below the regraded backfill surface (10 feet under the 100-year floodplain channel bottom of reclaimed drainages). Site monitoring will occur through bond release as outlined in the applicable bond release programs and included various success standards such as vegetation-sampling.
17.5.    Comments from Qualified Person(s)
NARM historically demonstrated a strong dedication to compliance at a federal, state, and local level. Through compliance with the regulatory agency’s permitting programs, all potential pollutant sources are addressed and mitigated if needed. In addition, NARM’s permitting efforts have continued to provide a smooth path forward to continued operations through advanced planning and the renewal or revision of permits.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
18.    CAPITAL AND OPERATING COSTS
18.1.    Introduction
NARM is an active operation with a long operating history. The LOM plan and financial model have been developed periodically. The coal volumes and product quality are developed from the detailed mine plan with production reflecting historic performance. The manpower requirement, operating cost, and capital are estimated from the historic data and future mine plan requirements on annual basis.
18.2.    Operating Costs
The cost estimates used to establish coal reserves are generally estimated according to internal processes that project future costs based on historical costs and expected future trends. The estimated costs include mining, processing, transportation, royalty, add-on tax, and other mining-related costs. Peabody’s estimated mining costs reflect projected changes in prices of consumable commodities (mainly diesel fuel, and explosives), labor costs, geological and mining conditions, targeted product qualities, and other mining-related costs. Estimates for other sales-related costs (mainly transportation, royalty, and add-on tax) are based on contractual prices or fixed rates. All reserves in the LOM plan are leased from the federal government or private parties. The Sales Related Costs include royalty and miscellaneous add-on taxes based on projected revenue and contractual rates.
Table 18-1. LOM Operating Cost Projection (in millions of US$ as nominal value)

Operating Cost	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Labor Cost	145	154	160	164	169	182	191	202	206	213	220	218	219
Materials & Supplies	244	255	247	246	247	253	269	286	287	282	304	282	278
Power	20	21	21	21	22	23	23	25	26	26	27	26	26
Outside Services	52	56	54	53	53	57	59	65	67	65	71	68	65
Joint Facilities	9	9	10	10	10	10	11	11	11	12	12	11	12
Other Costs	20	24	24	24	24	27	28	29	30	30	31	30	29
Sales Related Costs	257	264	244	245	253	250	256	260	266	272	273	256	255
Non-Cash Costs	25	26	29	29	33	28	31	37	44	54	63	71	79
Total Costs	773	809	789	793	812	831	868	915	937	953	1,001	963	964

Operating Cost	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Labor Cost	222	228	237	245	254	261	227	233	227	193	160	155	97
Materials & Supplies	276	285	303	315	324	319	287	290	273	214	183	172	103
Power	26	26	27	28	29	29	25	26	26	21	17	16	10
Outside Services	65	64	69	72	75	72	69	74	74	68	65	65	40
Joint Facilities	12	13	13	13	14	14	12	12	13	10	9	9	-
Other Costs	30	30	31	32	33	33	31	31	30	27	25	24	19
Sales Related Costs	261	270	271	276	283	287	242	249	252	193	169	177	129
Non-Cash Costs	83	86	90	92	89	81	72	68	65	61	58	51	39
Total Costs	975	1,003	1,041	1,074	1,100	1,097	965	984	960	786	685	671	438

Operating costs are projected based on historical operating costs and adjusted based on projected changes in staffing, hours worked, production, and productivity for mining areas in the LOM plan. The

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
LOM Plan operating cost projections are shown in detail in Table 18-1. The projected total operating cost is $892 million on an annual average. These operating cost estimates are based on a substantial operating history and are in the accuracy range of +/ - 15%. No contingency is included.
18.3.    Capital Expenditures
NARM will require capital expenditures each year for infrastructure additions/extensions, as well as for mining equipment rebuilds/replacements to continue producing coal. The capital expenditures have been projected based on mining equipment and infrastructure requirements as scheduled in the LOM or annual average on US$ per ton basis. The capital expenditures are estimated to cover safety, equipment major rebuilds and replacement, conveyance system, infrastructure, etc. The capital expenditures, from 2022 through 2047, are shown in Table 18-2.
The total estimated capital expenditure is $892 million from 2022 to 2047 with an annual average of $34 million. All capital expenditure is considered as needed to maintain current operations. There is no expansion capital required for the current LOM plan. These capital cost estimates are based on a substantial operating history and are in the accuracy range of +/ - 15%. No contingency is included.
Table 18-2. Capital Expenditure Projection (in millions of US$ as nominal value)

Capital Expenditure	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Facility and Development	-	-	-	-	-	-	-	-	-	0.1	6.4	-	-
Equipment	31.5	18.3	18.7	19.0	12.8	19.4	26.2	21.9	46.3	53.1	65.3	66.8	61.6
Total Capex	31.5	18.3	18.7	19.0	12.8	19.4	26.2	21.9	46.3	53.1	71.7	66.8	61.6

Capital Expenditure	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Facility and Development	-	-	-	-	-	-	-	-	-	-	-	-	-
Equipment	56.8	60.4	53.4	42.0	41.9	36.8	24.4	25.6	24.4	18.0	15.1	14.9	10.6
Total Capex	56.8	60.4	53.4	42.0	41.9	36.8	24.4	25.6	24.4	18.0	15.1	14.9	10.6

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
19.    ECONOMIC ANALYSIS
19.1.    Macro Economic Assumptions
The Peabody Markets & Pricing Committee is responsible to provide the macro economic assumptions according to internal processes which rely on internal proprietary forecasts, existing contract economics and other third-party researches. The sales price for NARM coal is projected based on coal quality, historic sales price, existing contracts, and Company’s view on future market demand and supply. The details for the pricing assumption are shown in Table 19-1. The cost and capital in the economic analysis assume from -4.1% to 5.0% annual inflation for each category as Table 19-2. The tax rate and discount rate used for the cash flow analysis are assumed to be 25% and 15% respectively.
Table 19-1. Sales Price Assumption

Average Price Adjusted for Quality	2022	2023	2024	2025	2026	2027 Thru LOM
Sale Price (US$/Short Ton)	$13.61	$13.97	$12.72	$12.62	$12.97	2.5% Annual Inflation

Table 19-2. Inflation Assumptions

Cost Category	2022	2023	2024	2025	2026	2027 - LOM
General	3.5%	2.5%	2%	2%	2%	2.5%
Wage & Salary	3%	3%	3%	3%	3%	3.0%
Health Care	4%	4%	4%	5%	4%	5.0%
Explosives	1.4%	1.8%	2.6%	2.8%	2.5%	2.5%
Fuel	12.4%	-1.8%	-0.9%	-1.4%	2.5%	2.5%
Capital	2.5%	2.5%	2%	2%	2%	2.5%

19.2.    Cash Flow Model
The cash flow is calculated in detail as in Table 19-3. The annual cash flow fluctuates between -$25 million to $100 million with an average of $18 million from the year 2022 to 2047. There are some years with negative cash flow projection due to capital expenditure or final mine closure cost. The coal reserves are projected to be mined out after 2047. The cash flow after 2047 includes mainly salvage value, income tax, working capital, and Asset Retirement Obligation (ARO). The Net Present Value (NPV) at 15% annual discount rate is computed as $285 million which reflects the mid-year value of 2022. Since NARM is an existing operation with no requirements for major capital investment, the Internal Rate of Rate (IRR) and payback period are not applicable. The positive annual cash flow and NPV demonstrate the positive economic value for reserves in the LOM plan.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
Table 19-3. Cash Flow Analysis (in millions of US$ as nominal value)

Economic Analysis	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Revenue	912	936	852	846	869	868	892	914	941	969
Cash Generated (EBITDA)	165	154	92	82	91	66	55	36	48	70
Salvage Value	-	-	-	-	-	-	-	-	-	-
Income Tax	37	34	18	14	14	9	5	(1)	(0)	3
Working Capital	-	(1)	6	0	(2)	1	(0)	0	(2)	(3)
ARO/Mine Closure Expense	9	1	-	4	-	0	-	1	1	-
CapEX	31	18	19	19	13	19	26	22	46	53
Cash Flow	88	100	62	45	62	38	23	14	(1)	11
Cash Flow (Cumulative)	88	187	249	294	357	395	418	432	431	442

Economic Analysis	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041
Revenue	976	919	914	940	977	988	1,012	1,044	1,063	899
Cash Generated (EBITDA)	38	28	30	48	61	37	30	33	47	6
Salvage Value	-	-	-	-	-	-	-	-	-	-
Income Tax	(7)	(12)	(14)	(10)	(8)	(15)	(17)	(16)	(10)	(18)
Working Capital	2	3	(0)	(2)	(2)	1	(1)	(2)	(2)	10
ARO/Mine Closure Expense	-	-	6	13	11	11	11	12	10	11
CapEX	72	67	62	57	60	53	42	42	37	24
Cash Flow	(24)	(24)	(25)	(13)	(5)	(11)	(6)	(7)	8	(1)
Cash Flow (Cumulative)	417	393	368	355	350	340	333	327	334	333

Economic Analysis	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051
Revenue	931	947	725	640	679	499	-	-	-	-
Cash Generated (EBITDA)	14	52	(0)	13	59	101	-	-	-	-
Salvage Value	-	-	-	-	-	-	-	-	-	-
Income Tax	(15)	(4)	(16)	(12)	1	15	(1)	(1)	(0)	(0)
Working Capital	(2)	(3)	13	4	(4)	7	29	-	-	-
ARO/Mine Closure Expense	10	-	-	-	20	14	57	22	22	22
CapEX	26	24	18	15	15	11	-	-	-	-
Cash Flow	(9)	29	11	14	19	68	(27)	(21)	(22)	(22)
Cash Flow (Cumulative)	324	353	364	378	397	466	439	417	396	374

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
19.3.    Sensitivity Analysis
The sensitivity analysis is conducted on sales price, cost, productivity and capital with the detailed results in Table 19-4. The product quality is fairly consistent and it is not included in the sensitivity study. The NPV is calculated for 10%, 15%, and 20% annual discount rates. The minimum NPV is - $478 million at a 10% discount rate and - $1.50 per ton for price variance.
Table 19-4. Sensitivity Analysis (in millions of US$ as nominal value)

SALE PRICE	Changes	1.50	1.00	0.50	0.00	-0.50	-1.00	-1.50
	NPV @ 10%	905	675	444	311	(17)	(247)	(478)
	NPV @ 15%	728	558	388	285	49	(121)	(291)
	NPV @ 20%	616	483	349	262	81	(53)	(186)

COST	Changes	-0.38	-0.26	-0.13	0.00	0.13	0.26	0.38
	NPV @ 10%	336	295	255	311	173	132	91
	NPV @ 15%	308	278	248	285	189	159	130
	NPV @ 20%	285	261	238	262	192	169	145

PRODUCTIVITY	Changes	7.5%	5.0%	2.5%	0.0%	-2.5%	-5.0%	-7.5%
	NPV @ 10%	709	544	379	311	49	(116)	(281)
	NPV @ 15%	575	456	337	285	100	(19)	(138)
	NPV @ 20%	492	399	307	262	123	30	(62)

CAPITAL	Changes	-7.5%	-5.0%	-2.5%	0.0%	2.5%	5.0%	7.5%
	NPV @ 10%	231	225	219	311	208	202	196
	NPV @ 15%	231	227	223	285	215	211	207
	NPV @ 20%	224	221	218	262	212	209	206

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
20.    ADJACENT PROPERTIES
Adjacent properties to NARM, of competing coal companies are Black Thunder Mine of Arch Coal to the north and Antelope Mine of Cloud Peak Energy Resources to the southwest.
To the west, additional federal leases might be available for future extension. The coal in those leases are generally deeper and separated from NARM’s active pits by the north-south rail lines. The available drilling information from Oil and Gas wells and the joint drilling program in adjacent properties are included in the geological model, but they are only used to extend the model beyond the NARM area. They don’t have an impact on the coal resource and reserve estimates in this report.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
21.    OTHER RELEVANT DATA AND INFORMATION
All data relevant to the associated mineral reserves and mineral resources have been included in the sections of this Technical Report Summary.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
22.    INTERPRETATION AND CONCLUSIONS
22.1.    Geology and Resources
The regional and local geology at NARM is understood well by the Qualified Person through the working experience and historic mining in the area. The exploration data at NARM has been collected with high-quality standards and the geological models have been further enhanced by incorporating pit survey and sampling programs. The points of observation, including the structure and coal quality, are sufficient for the determination of resource classification criteria which is developed from DHSA method which is widely used in the coal mining industry. All resources at NARM are converted to reserves and there are no resources to be reported in this report.
22.2.    Mining and Reserves
The North Antelope Mine has a long operating history with all required infrastructure to support future production. All required property including surface and coal has been obtained to support the operation. NARM is a surface mine using multiple methods to move materials. All mining methods have been adapted and practiced at NARM and related mining industry for many decades. All major equipment is at the operation and they will be adequate to support future production. The LOM plan shows the projected economic viability for the estimated reserves of 1,475 million tons.
22.3.    Environmental, Permitting and Social Considerations
As of December 31, 2021, all required licenses and permits are in place for all activities at the operation of NARM. There are no current requirements for additional work or studies on the above-mentioned studies. Many of these permits require regular monitoring, reporting, and renewals.
Land reclamation is a vital part of the mining life cycle that is integrated with the mining process. NARM is committed to being compliant with the Company’s Environmental policy and taking responsibility for the environment, benefiting our communities, and restoring the land for generations that follow. The historic performance on the reclamation activities and the projected future ARO are supportive of the reserve estimates at NARM.
22.4.    Economic Analysis
The LOM plan and financial model have been developed periodically. The coal volumes and product quality are developed from the detailed mine plan with production reflecting historic performance. The manpower requirement, operating cost, and capital are estimated from the historic data and future mine plan requirements on annual basis, and they are considered accurate to support the reserve estimates.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
23.    RECOMMENDATIONS
23.1.    Geology and Resources
Routine exploration work should be continued to provide additional geological confidence. Along with the existing pit survey and sampling program, this will provide adequate support to the operation for short-term and mid-term planning, production, and coal quality blending purposes.
23.2.    Mining, Processing and Reserves
Coal bed methane (CBM) and/or conventional oil & gas may be produced in the area. All historic disputes were settled, and it is recommended to continue monitoring and assessing CBM and Oil&Gas activities in the areas. The mine plan and reserve estimates should be re-evaluated for any material changes
To improve stability in advance of mining, dewatering has been done to limit the amount of groundwater in the overburden, coal, and the Fort Union Formation below the coal in the vicinity of Porcupine Creek and Bobcat pit. It is recommended to continue those programs and assess other alternatives, such as blasting pit floor and different high wall and spoil slopes.
23.3.    Environmental, Permitting and Social Considerations
It is recommended to maintain current reclamation practice and ensure the appropriate balance of disturbance and reclamation activities. Any significant mine plan change should be considered for the ARO update.
23.4.    Economic Analysis
The ability of Peabody, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors may include site-specific geological and geotechnical conditions, skilled workforce availability, obstacle mitigation, coal sales prices, market conditions, environmental legislation changes, as well as securing permit renewals and bonds. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company. It is recommended that those factors should be assessed regularly according to the Company’s internal control and material changes are to be reflected in the future reserve estimates.

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
24.    REFERENCES
Bertoli, O., Paul, A., Casley, Z. and Dunn, D., 2013. Geostatistical drill hole spacing analysis for coal resource classification in the Bowen Basin, Queensland. International Journal of Coal Geology, 112, pp.107-113.
Breckenridge, Roy M.; Glass, Gary B.; Root, Forrest K. and Wendell, William G., 1974, Summary of Land, Water, and Mineral Resources of Campbell County Wyoming, Geologic Survey of Wyoming County Resource Series No. 3.
Commonwealth Inc., of Jackson, Michigan, 1978, Surface and Groundwater Report, North Antelope Creek Mine, Wyoming: Prepared for Peabody Coal Company, St. Louis, Missouri.
Denson, N.M. and C.T. Pierson, 1991, Geologic Map Showing the Thickness and Structure of the Anderson-Wyodak Coal Beds in the South Half of the Powder River Basin, Northeastern, Wyoming, USGS Misc. Invest. Series, MAP I-2094-B.
Deutsch, P.C., F.G. Ethridge, W.T. Franklin, R.D. Heil, D.B. McWhorter, and N.V. Ortiz. 1979. Overburden and Hydrologic Study of Seam Thunder Basin Study Site Campbell County, Wyoming. Colorado State University, Ft. Collins, Colorado 80523 146 pp.
Ethridge, F.G., T.J. Jackson, and A.D. Youngberg. 1981. Floodbasin Sequence of a Fine-Grained
Hodson, W. G., et al., 1973, Water resources of the Powder River Basin and adjacent areas,\ Northeastern Wyoming U.S.G.S. Hydrologic Investigations Atles, HA-465.
USGS Professional Paper 1625-A, “Fort Unition Coal in the Powder River Basin, Wyoming and Montana: A Synthesis,” R.M. Flores and L.R. Bader, 1999.
Wyoming Oil and Gas Conservation Commission: http://pipeline.wyo.gov/legacywogcce.cfm

TECHNICAL REPORT SUMMARY NORTH ANTELOPE ROCHELLE MINE
25.    RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT
This technical report summary has been prepared by Qualified Persons who are employees of the registrant. In their specific areas of expertise, these Qualified persons have contributed to the appropriate sections of this report. These Qualified Persons have also relied on the information provided by the Company for property control, marketing, material contracts, environmental studies, permitting and macro-economic assumptions as stated in Section 3.2, Section 16, Section 17, and Section 19. As the operation has been in production for many years, the Company has considerable experience in those areas. The Qualified Persons have taken all appropriate steps, in their professional opinion, to ensure that the above information from the Company is sound.